SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

30 APRIL 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   REPORT FOR THE QUARTER ENDED 31 MARCH 2003.
   THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS.

Report
for the quarter ended 31 March 2003

Group results for the quarter ...
•  Operating results on target but lower than previous two quarters
•  Operating profit down 6% to $146m, largely due to anticipated reduced grades and to stronger currencies, other than
   US$, in operating regions
•  Higher exploration expenditure and a higher effective tax rate reduce headline earnings to $74m
 •  Production down 9% to 1.4Moz with lower grades
 •  Received gold price up 10% to $344/oz
 •  Total cash costs up 21% to $210/oz - largely due to the stronger currencies, other than US$, and lower grade
 •  Further 9% reduction to the hedge book

 Quarter
ended
March
2003
 Quarter
ended
Dec
2002
Year
ended
Dec
2002
 Quarter
ended
March
2003
 Quarter
ended
Dec
2002
Year
ended
Dec
2002
Rand / Metric
Dollar / Imperial
Gold

     Produced
- kg / oz (000)
43,605
48,168
184,711
1,402
1,549
5,939
     Price received
- R/kg / $/oz
91,962
96,911
101,817
344
314
303
     Total cash costs
- R/kg / $/oz
56,100
53,457
54,037
210
173
161
     Total production costs
- R/kg / $/oz
66,520
68,159
68,241
248
220
203

Operating profit
- R / $ million
1,208
1,758
6,784
145
184
650
Operating profit excluding
  unrealised non-hedge derivatives
- R / $ million
1,216
1,478
6,683
146
155
638

Net profit
- R / $ million
547
955
3,444
66
100
332

Headline earnings
- R / $ million
605
1,021
3,920
73
107
376
Headline earnings before
  unrealised non-hedge derivatives
- R / $ million
614
858
3,854
74
90
368

Capital expenditure
- R / $ million
489
880
2,842
59
89
271

Net earnings (basic)
- cents per share
246
430
1,552
30
45
150
Headline earnings
- cents per share
272
460
1,767
33
48
169
Headline earnings before unrealised
  non-hedge derivatives
- cents per share
276
387
1,737
33
41
166
Dividends
- cents per share
1,350

146

Note:
All references to price received includes the realised non-hedge derivative gains (losses).
All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
$ represents US dollar, unless otherwise stated

Russell Edey
Chairman

Bobby Godsell
Chief Executive Officer

Letter from
Chairman and CEO
Dear Shareholder
The first quarter of 2003 was notable for operating results which were on target but lower than the two previous quarters. Lower production reflects a return to more normal grades at Morila and lower grades at the Great Noligwa mine. The stronger local currencies in seven of the eight countries in which we operate, in relation to the US dollar, the currency in which we sell our product, has had a significant negative impact on costs, margins and earnings. These effects were at least partially offset by a 10% increase in the received dollar gold price, which left operating profit 6% lower at $146 million and headline earnings down to $74 million, or 18% on the last quarter of 2002.
Looking ahead to the rest of this year, we anticipate that the currencies in which our costs are predominantly denominated, particularly the South African rand will maintain their strength in relation to the US dollar for the remainder of the year and have revised our planning assumptions accordingly. We expect AngloGold's earnings for the June quarter to remain under pressure as a result of the exchange rate together with lower grades and mining volume. We do, however, anticipate a gradual recovery by the fourth quarter.
We continued to reduce the company's net hedge position this quarter, as the gold price maintained its strength. The hedge book was reduced to 9.34Moz, a 9% reduction over the quarter and 28% lower than the net delta hedge position on 31 March 2002. This reflects AngloGold's stated policy in respect of hedging: this is a risk management tool which the company has successfully used to underpin its revenue stream and which will be employed and, where necessary, moderated as the market and our operating circumstances require. Under present circumstances, we will continue to deliver into maturing sales contracts, further reducing the company's forward sales position.
Following the publication by the South African Government of the Money Bill in March, AngloGold is preparing its representation to the Government. While we accept the general proposition of a charge for the extraction of the country's non-renewable mineral resources, we believe that this should be done in a way that does not cause the already high mining tax burden in South Africa to make mining here internationally uncompetitive. In particular, we favour a profit-based system of calculating royalties, rather than the currently proposed revenue-based approach and we will also be advocating a review of the overall tax burden borne by the gold mining industry, including the proposed royalties, to ensure the continued competitiveness of the sector. We will be pursuing these and other concerns in the open debate that will take place shortly.

Russell Edey                                           Bobby Godsell

29 April 2003

Operations
at a glance
for the quarter ended 31 March 2003

Price received
Production
Total cash costs
EBITDA
Operating profit

$/oz
%
Variance
**
oz (000)
%
Variance
**
$/oz
%
Variance
**
$m
%
Variance
**
$m
%
Variance
**

Great Noligwa
 345
 12
 182
 (11)
 205
 35
 27
 (18)
 25
 (17)
 Morila*
 339
 7
 95
 (27)
 84
 8
 24
 (29)
 18
 (28)
 TauTona
 342
 11
 152
 (10)
 183
 29
 23
 (21)
 22
 (19)
 Cerro Vanguardia*
 333
 (1)
 60
 (9)
 120
 11
 15
 (12)
 9
 (18)
 Mponeng
 340
 12
 122
 (4)
 217
 17
 14
 (7)
 10
 43
 Morro Velho
 380
 16
 53
 (2)
 127
 6
 14
 27
 11
 38
 Kopanang
 345
 12
 125
 (9)
 239
 29
 13
 (13)
 12
 (8)
 Sunrise Dam
 374
 13
 95
 6
 198
 3
 13
 63
 8
 100
 Cripple Creek & Victor*
 324
 (2)
 63
 (17)
 188
 6
 9
 (25)
 1
 (80)
 Tau Lekoa
 345
 11
 81
 (6)
 247
 -
 7
 (30)
 6
 (14)
 Sadiola*
 356
 9
 40
 (17)
 207
 1
 6
 20
 4
 100
 Serra Grande*
 377
 16
 24
 9
 93
 (1)
 6
 20
 5
 25
 Geita*
 308
 7
 64
 5
 217
 -
 5
 25
 3
 200
 Navachab
 347
 9
 18
 (14)
 238
 42
 4
 -
 4
 33
 Yatela*
 355
 9
 21
 (28)
 204
 1
 3
 (25)
 2
 -
 Jerritt Canyon*
 324
 (1)
 51
 (19)
 270
 22
 2
 (67)
 (3)
 (400)
 Ergo
 334
 9
 57
 (14)
 287
 41
 1
 (67)
 1
 (67)
 Union Reefs
 372
 17
 19
 (32)
 389
 59
 (1)
 (100)
 (1)
 (100)
 Savuka
 343
 12
 48
 -
 399
 25
 (3)
 (100)
 (3)
 (100)
 Other
 -
 -
 32
 33
 -
 -
 (12)
 (100)
 12
 200
 AngloGold Group
 344
 10
 1,402
 (9)
 210
 21
 170
 (15)
 146
 (6)

 *  Attributable
** Variance March 2003 quarter on December 2002 quarter

Financial
 and Operating Review
OVERVIEW OF THE QUARTER

AngloGold produced operating results for the first quarter of the year, which were in line with the company's expectations. Stronger currencies in the operating regions resulted in higher dollar denominated costs, offsetting the benefits of a higher gold price. Operating profit for the group was 6% lower than in the previous quarter, at $146m. This was primarily caused by the anticipated mining of lower grades and decreased mining volumes in South Africa, the result of fewer mining shifts owing to the number of holidays during this quarter. Both of these effects were partially counteracted by a higher gold price. The received gold price increased by 10% to $344/oz, while gold production was in line with expectations at 1.4Moz, 9% down on the previous quarter. The quarter-on-quarter production decrease was largely due to lower grades, particularly at Morila and Geita, where the reduction was expected and at some of the other operations.

The South African operations performed well with continuing lower grades at Great Noligwa being offset by good performances at other operations.

Total cash costs increased by 21% or $37/oz. This was due to exchange rate movements ($18/oz), reduced grade ($14/oz) and marginally lower volume ($5/oz).
The combined effect of the lower operating profit increased expenditure on exploration ($3m) and a higher effective tax rate resulted in headline earnings being 18% down at $74m.

Returns on capital and equity for the March quarter were 10.9% and 14.1% respectively.

At the end of the quarter, AngloGold had a net hedge position (or the amount of gold production sold forward) of 9.34Moz, some 9% less than its position reported at the end of December 2002. This reflects the continuing reduction in the company's forward sales position, in line with its confidence in the firmer gold price and the strong overall performance of its diverse range of assets.

OPERATING RESULTS

SOUTH AFRICA

At Great Noligwa, volume mined decreased according to plan by 11% to 99,000m2, although due to seismicity and consequently the lack of availability of high-grade mining panels, the grade did not improve as expected, but rather stayed at last quarter's level of 10.4g/t. The reduced gold production, at 5,676kg (182,000oz), contributed to a 17% rise in total cash costs to R54,937/kg ($205/oz) and a 27% decrease in operating profit quarter-on-quarter to R209m ($25m). Going forward management now anticipates that production for the year at Great Noligwa will be at approximately the same level as in 2002. The mine had two fatal accidents this quarter, both caused by falls of ground. Prior to these accidents, Great Noligwa attained a life of mine record by achieving 1,401,264 fatality-free shifts.

At Kopanang, a drop in grade, together with increased inventory underground, contributed to a 10% reduction in gold production this quarter to 3,874kg (125,000oz). Total cash costs rose 12% to R64,069/kg ($239/oz), while operating profit fell by 18% to R99m ($12m), primarily as a result of the reduced yields and the lower rand gold price. Kopanang had one transport-related fatal accident this quarter.

Last quarter's high volumes at Tau Lekoa were not sustained and gold production returned to planned levels of 2,530kg (81,000oz). Total cash costs consequently increased by 6% to R66,208/kg ($247/oz) and operating profit fell 17% to R50m ($6m).

Although gold production at Mponeng was 4% lower than that of the previous quarter at 3,789kg (122,000oz) due to a 9% drop in volume mined, the release of locked-up higher-grade material contributed to a 7% increase in grade to 9.10g/t. Total cash costs were marginally higher at R58,029/kg ($217/oz). Operating profit increased by 29% to R85m ($10m), due to reduced amortisation charges following a review of the life of mine plans. Two Mponeng employees died this quarter as a result of falls of ground.

At Savuka, safety-related concerns continued to require the replanning of areas available for mining, which led to a 13% decrease in volume mined. Grade was held constant, however, at 5.72g/t and gold production of 1,492kg (48,000oz) also showed no significant variation from the previous quarter. Total cash costs increased to R106,918/kg ($399/oz), mainly due to an 8% increase in development, while operating loss increased to R24m ($3m) as a result of the higher costs and a lower rand gold price. The mine recorded two fatal accidents this quarter, both due to falls of ground.

At TauTona, the high volumes mined in the previous quarter returned to planned levels and lower face values during the quarter resulted in a 5% drop in yield to 11.10g/t. Gold production fell by 10% to 4,724kg (152,000oz) with total cash costs increasing to R49,103/kg ($183/oz). Operating profit fell to R184m ($22m) due to reduced production and the lower rand gold price. This quarter, the mine recorded one fatal accident as a result of a fall of ground which was caused by a seismic event. Two other mine employees died; one through heat illness and the other through a transport-related accident. Prior to these tragedies, TauTona had achieved one million fatality-free shifts on 20 January.

At Ergo, significant rainfall over the quarter as well as a planned drop in grade contributed to a 3% decrease in tonnes treated and a consequent decline in gold production to 1,777kg (57,000oz). Due to an increased loss on acid by-products and the impact of the lower production as the operation enters its final years, total cash costs increased over the quarter to R76,814/kg ($287/oz). Decreased rehabilitation costs minimised the reduction in operating profit to R7m ($1m).

EAST AND WEST AFRICA

Production at Geita (50% attributable) increased by 5% to 64,000oz in the quarter. Grade was 7% down on the previous quarter at 2.83g/t, although total cash costs were maintained at the previous quarter's level of $217/oz. Increased production, coupled with an improved received gold price, resulted in an operating profit increase of $2m to $3m. Ore grades are expected to recover during the June quarter and leach capacity is being increased to maximise recovery from these grades. In January, Geita recorded one million hours without a lost time injury and had no lost time injuries for the rest of the quarter.

As anticipated in the report on the previous quarter, grades at Morila (40% attributable) were lower than in the previous two quarters, but still at a creditable 8.93g/t. As a result, gold production for the quarter, though higher than expected, decreased by 27% to 95,000oz. With the drop in production, total cash costs increased by 8% to $84/oz. Operating profit for the quarter, in line with the decreased production, fell by 28% to $18m.

At Navachab, an 8% decline in tonnage throughput, together with an 8% decrease in recovered grade, resulted in a drop in production of 14% to 18,000oz. Total cash costs increased by 42% to $238/oz as a result of the lower production and a higher stripping LOM ratio after commencement of the Eastern Pushback project. Operating profit increased by 33% to $4m owing mainly to a reduced amortisation charge. The lower amortisation is as a result of a longer LOM due to the inclusion of the Eastern Pushback project.

Production at Sadiola (38% attributable), though on target, fell by 17% to 40,000oz, largely as a result of a 10% decline in recovered grade and an 8% decrease in tonnage throughput. In spite of lower production this quarter, total cash costs increased by 1% to $207/oz. Due to effective cost management and a higher gold price for the quarter, operating profit increased by 100% to $4m. The mine had one fatal accident on 4 March and no lost time injuries during the quarter.

At Yatela (40% attributable), gold production decreased by 28% to 21,000oz due to a throughput decrease of 6% and a 20% decline in grade to 2.25g/t for the quarter. Total cash costs increased by 1% to $204/oz, whilst operating profit remained constant at $2m despite lower production. We expect, with the installation of new crushers replacing the mineral sizers during the June quarter, throughput will return to previous levels. Two lost time injuries were recorded during the quarter.

NORTH AMERICA

Production at Cripple Creek & Victor (67% ownership with 100% interest in production) was 17% down quarter-on-quarter at 63,000oz, due to leach solution chemistry issues and lower irrigation flows, caused by drought. As a result of lower production volumes and higher reagent costs, total cash costs were 6% higher than those of the fourth quarter of 2002 at $188/oz. Operating profit declined to $1m, primarily due to increased depreciation charges on new crusher assets, higher amortisation charges from a rise in the contained ounces mined and lower gold sales. The new processing facilities are operating nearer to design capacity and, despite lower haulage fleet availability, mining costs were below target.

Jerritt Canyon's (70% attributable) production declined by 19% to 51,000oz this quarter. This decrease was due to lower grades milled in the first quarter despite favourable weather conditions that allowed above-target mill throughput. The fall in production resulted in total cash costs of $270/oz, 22% higher than those of the previous quarter. This contributed to a decrease in operating profit from $1m in the fourth quarter of 2002 to a loss of $3m in the first quarter. On 7 April, Jerritt Canyon joint venture partners AngloGold and Meridian Gold terminated an agreement by which Queenstake Resources would have purchased the assets of the Jerritt Canyon Mine, after Queenstake failed to meet its obligations under the agreement prior to the scheduled closing. Going forward, the Joint Venture will continue to operate the mine according to previously approved plans.

SOUTH AMERICA

At Cerro Vanguardia (92.5% attributable), gold production decreased by 9% to 60,000oz, as planned. Total cash costs, at $120/oz, were 11% higher than the previous quarter, chiefly due to higher Peso appreciation and lower by-product credits. Operating profit decreased by 18% to $9m.

At Morro Velho, gold production decreased by 2% to 53,000oz, due to a planned reduction in ore treated (2%). Total cash costs were 6% higher at $127/oz primarily because of Real appreciation and increased total cash costs due to heavy rainfall at the Corrego do Sitio heap leach mine. Operating profit rose by 38% to $11m largely as a result of a 2% increase in sales volume and a 16% improvement in the received price. Cuiaba mine engaged a fourth team of workers this quarter, changing to seven-hour shifts to improve efficiency.

At Serra Grande (50% attributable), gold production rose by 9% to 24,000oz due to an increase in the volume of ore treated and a higher recovery grade. Total cash costs were slightly lower than those for the previous quarter at $93/oz, while operating profit rose by 25% to $5m.

The South America region again had a good safety performance this quarter at its underground operations, with its LTIFR running at 5.46, below the Ontario Underground Metalliferous Mines benchmark of 6.5. Performance has improved since then. As expected, Morro Velho was audited by NOSA and NQA in February. The operation was awarded a "4 Star" rating.

AUSTRALIA

Sunrise Dam performed well this quarter, with a 6% increase in gold production to 95,000oz and a 2% reduction in total cash costs to A$333/oz ($198/oz). Operating profit for the quarter rose to A$14m ($8m). After the reported decrease in sales volume last quarter, volumes increased this quarter by 5% to 90,000oz. The received price went up by 8% to A$630/oz ($374/oz). It is expected that a scoping study to be completed shortly will lead to the commencement of underground development at the end of this year.
At Union Reefs, mining is now into its final stages and has been focused on the small, dispersed resources that remain. In addition, processing of low-grade stockpiles has continued, resulting in a 32% decrease in gold production to 19,000oz. Total cash costs increased 52% to A$655/oz ($389/oz), primarily due to expensing the pre-stripping of the last remnant open pit. Operating profit declined to a loss of A$1m ($1m). The mine again recorded no lost time injuries for the quarter.

Negotiations with AngloGold's partners in respect of the Boddington Expansion project are continuing.

EXPLORATION

At Sadiola in Mali, nine drillholes were completed as part of the sulphide drilling programme and these returned encouraging results. Notable intersections include 45m at 3.03g/t from 167m and 69m at 3.37g/t from 213m. Resource estimation and conceptual optimisation studies of the deep sulphides project are planned to commence in the upcoming quarter.

Exploration for satellite oxide deposits at Sadiola focused on the FE4 target, situated some 7km southeast of the main pit. Resource delineation drilling extended mineralisation 250m north of the current FE4 pit, with further mineralisation intersected immediately west and north-west of the current pit.

Satellite oxide delineation drilling in the Yatela area focused on the Alamatoula project, located 13km south- east of the pit. Further resource modelling is in progress at Alamatoula and mining is planned to commence in June 2003, one month earlier than previously reported.

In southern Mali, reverse circulation drill testing of geochemical anomalies at Sin Sin, situated to the east of the Morila lease,commenced during the quarter.

At Geita in Tanzania, drilling continued at Nyankanga West and East, Star and Comet, and at Geita Hill. At Nyankanga, step-out drilling testing strike and depth extensions encountered encouraging mineralisation with an intersection of 20m at 15.30g/t from 190m.

At Navachab in Namibia, expansion project drilling has concentrated on footwall extensions to the open pit. Noteworthy intersections included 41m at 2.60g/t from 54m and 45m at 2.13g/t from 82m.

In North America, exploration drilling continued at the Red Lake project in Canada. Drilling was conducted on several targets and will carry on into the second quarter. Planning for the 2003 exploration and drilling programme in Nevada and Alaska was completed.

Brownfields exploration in North America focused on organic growth targets at Cripple Creek & Victor. Drilling in the first quarter of 2003 expanded on the 2002 results and will continue in the second quarter in support of the business plan and 2003 target.

In South America, drilling at Lamego near Cuiaba in Brazil intersected mineralisation averaging approximately 10m in thickness at mean grades of 5-10g/t at 250m to 350m below surface. The mineralisation appears to be open ended to the south. Ramp development to access sulphide mineralisation at Corrego do Sitio is progressing well and drilling ahead of the ramp has yielded intersections including 6m at 38.90g/t.

At Cerro Vanguardia in Argentina, exploration continued to focus on the definition of depth and strike extensions of the Osvaldo Diez and Mangas Sur veins. Significant intercepts at Osvaldo Diez included 5m at 30.58g/t from 80m and at Mangas Sur 6m at 11.53g/t from 110m.

Greenfields exploration in Peru concentrated on multidisciplinary targeting efforts and ground inspection in several parts of the country. At the La Rescatada project, parts of the infrastructure were upgraded to facilitate drilling activities that are planned to recommence early in the second quarter.

In Australia, exploration at Sunrise Dam focused on drilling the Sunrise Shear within the recently purchased Sunrise Lease. Notable intercepts from the Sunrise Shear included 7m at 7.74g/t from 178m and 4m at 4.38g/t from 198m. New results from the Dolly-Cosmo structures include 24m at 5.14g/t from 374m and 21m at 4.45g/t from 429m.

In South Africa, the two boreholes drilled to the west of Tau Lekoa Mine, which were reported on in the last quarter, intersected negligible gold values in the Ventersdorp Contact Reef. One further hole is in progress. The borehole drilling at the Moab extension intersected the Vaal Reef and confirmed the predicted structure and grade.

EXPLORATION WORKSHOP

To coincide with the Investing in African Mining Indaba in February, AngloGold held an exploration workshop in Cape Town to update the market in detail on its global exploration strategy. To access the workshop presentations, which outline AngloGold's exploration activities by region, please visit the company website at www.anglogold.com.

Note:

All references to price received includes the realised non-hedge derivative gains (losses). All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses). Rounding of figures may result in computational discrepancies. In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.

COTR vs Gold Spot Price Q1 2003
Moz
$/oz
COTR
Spot Price
16
14
12
10
8
6
4
2
0
390
380
370
360
350
340
330
320
310
300
7-Jan-03
14-Jan-03
21-Jan-03
28-Jan-03
4-Feb-03
11-Feb-03
18-Feb-03
25-Feb-03
4-Mar-03
11-Mar-03
18-Mar-03
25-Mar-03
1-Apr-03

Review of the
gold market
The year-end surge in the gold price carried through into the first quarter of 2003 and the spot price reached a high of $389/oz during February. This price was 10% or $35 higher than the high seen at the end of 2002, and is the highest spot price the gold market has seen since August 1996. The average spot price for the quarter of $352 was also nearly $30 above the average price for the previous quarter. However, the price corrected sharply in the final weeks of the quarter, finishing at $335/oz and has since the end of the quarter traded lower to below $320/oz. The US dollar fell against the euro by a further 7% quarter on quarter, to trade at an average of $1.07 for the quarter against the European currency.

The rand benefited both from the weaker dollar and from positive sentiment towards  the local  currency,  and  the average exchange rate for the quarter of R8.35 against the US dollar was some 15% stronger than the average rate for the final quarter of 2002. The rand currently trades at around R7.30 - R7.50 to the US dollar. The stronger rand has had negative implications for the local spot price of gold, which has consolidated to around R80,000/kg, or some 12% lower than the local price at the beginning of this quarter.

During the quarter under review, the gold price was influenced most directly by the evolving international conflict over Iraq, and to a lesser degree, by movements from time to time in the value of the US dollar. The correlation between trading activity in gold futures on the New York Comex and the spot price of gold became even more direct. (see Comex Commitment Of Traders Report (COTR) graph below).

Speculators continued to increase their long positions in gold during the first weeks of the quarter as international conflict over Iraq continued to escalate. As a result, Comex open positions reached a peak net long position in gold in early February, equivalent to just over 14Moz, or some 440t. The removal of uncertainty about US intentions in Iraq saw that long position reverse steadily from early February, starting from the

$ / Euro Rate and $ Gold Price Indexed
1.35
1.25
1.15
1.05
0.95
0.85
0.75
03-Jan-00
09-Feb-00
17-Mar-00
25-Apr-00
01-Jun-00
10-Jul-00
16-Aug-00
22-Sep-00
31-Oct-00
07-Dec-00
16-Jan-01
22-Feb-01
02-Apr-01
09-May-01
15-Jun-01
23-Jul-01
22-Aug-01
25-Sep-01
24-Oct-01
23-Nov-01
20-Dec-01
25-Jan-02
05-Mar-02
11-Apr-02
20-May-02
26-Jun-02
02-Aug-02
10-Sep-02
17-Oct-02
25-Nov-02
02-Jan-03
07-Feb-03
14-Mar-03
18-Apr-03
GOLD
EUR

occasion of US Secretary of State Colin Powell's address to the United Nations General Assembly on 5 February, which saw the spot gold price fall by some $20/oz in the following week. The net long position on Comex had fallen to some 5.2Moz or 161t in early April, taking the gold price down with it to a low of $318/oz. This level of net long positions is close to what has been a core net long position on that exchange for the past 18 months. If this core position does not change, we should expect the market to settle around these levels, with likely price recovery on the upside.

As far as the impact of the conflict in Iraq is concerned, it would seem that this has now passed through the gold market, and that the market is back to a more or less neutral state in regard to Iraq. In the medium term, however, important economic factors will continue to favour gold. Most important of these are the health of the US dollar and the state of major equity markets. The US economy remains vulnerable, and the US dollar is likely to continue to lose value in the medium term; only the weak condition of the European and Japanese economies seems to have delayed this correction. Aside from the price spike in February induced by heightened international tension over Iraq, the gold price has continued to move in line with the weakening of the US dollar and should encourage investor interest in gold.
The physical market for the metal remains weak, and 2002 was a disappointing year for gold demand in a number of sectors. Indian imports of gold were down by over 20% for 2002 by comparison with 2001. Although gold demand in India was strong in late 2002, this strength has not carried through to 2003. However, there is reason to expect an improvement in Indian demand as 2003 progresses, as the current lower spot gold prices will encourage buying, and the balance of this year contains a high proportion of propitious dates for marriage in the Hindu calendar. Physical gold offtake in the Middle East remains fragile due to the conflict in Iraq, and unfavourable economic circumstances in the developed economies generally have not helped gold offtake during the past year. All in all, this has not been an encouraging period for physical demand, and underlines the need to support and promote the metal in the important markets for gold.

At 31 March 2003, the net hedge position of AngloGold was 9.34Moz, almost 1Moz or 29t lower than the hedge position at 31 December 2002. The marked-to-market valuation of this position at 31 March was negative $251.5m. These figures reflect an ongoing reduction in overall forward price commitments of the company. For the balance of 2003, the company has outright forward price commitments in respect of 1.05Moz or some 23% of the forecast production of the company for the balance of this year.

Hedge
position
As at 31 March 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 9.34Moz or 290.5t (at 31 December 2002: 10.28Moz or 319.7t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $251.5m (negative R1.97bn) as at 31 March 2003 (as at 31 December 2002: negative $446.6m negative R3.81bn). These values were based on a gold price of $336.75/oz, exchange rates of R/$7.85 and A$/$0.602 and the prevailing market interest rates and volatilities at the time.

As at 29 April 2003, the marked-to-market value of the hedge book was a negative $154.9m (negative R1.124bn), based on a gold price of $332.75/oz and exchange rates of R/$7.2550 and A$/$0.6183 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

    Year              2003               2004               2005               2006               2007               2008-2012               Total
DOLLAR GOLD

Forward contracts
Amount (kg)
7,899            16,811           26,576             19,862           18,974                      25,878
116,000

$
per
oz
   $302              $311              $324                $333              $337                          $355               $331
Put options purchased
Amount (kg)
1,515
3,906
757
563
728

7,469

$
per
oz
$368                 $376               $291               $291               $292                                                 $351

*Delta
(kg)
893
2,387                 147                 108                 134

3,669
Put options sold
Amount (kg)
18,849
10,264

29,113

$ per oz
$324
$339

$330

*Delta
(kg)
6,556
4,313
10,869
Call options purchased
Amount (kg)
3,455
572

4,027

$ per oz
$355
$360

$356

*Delta
(kg)
1,291
237
1,528
Call options sold
Amount (kg)
23,962
8,006
16,360
14,681
14,308
54,245
131,562

$
per
oz
$350                 $334                 $322                 $329                 $336                 $363                 $347

*Delta
(kg)
9,638                4,696              10,811                9,562                9,327              35,319              79,353
RAND GOLD

Forward contracts
Amount (kg)
12,596
11,076
9,078
6,335
4,541
3,732
47,358

Rand
per
oz
R79,777            R94,277           R116,89           R108,426         R114,915          R119,580          R100,621
Put
options
purchased
Amount
(kg)                   1,875                 1,875                1,875                 1,875

                7,500

Rand
per
oz  R93,602             R93,602           R93,602             R93,602

 R93,602

*Delta
(kg)
893                    606                   460                     356

2,315
Put
options
sold
Amount
(kg)

Rand
per
oz

*Delta
(kg)

Call
options
purchased
Amount
(kg)

Rand
per
oz

*Delta
(kg)

Call options sold
Amount (kg)
10,912
4,688
4,687
4,688
2,986
11,944
39,905

Rand
per
oz             R100,545           R115,284         R131,944         R132,647          R173,119          R209,288          R147,714

*Delta
(kg)
2,285                 1,604                1,747               2,110                    721                3,625              12,092
A DOLLAR GOLD

Forward contracts
Amount (kg)
12,224                 5,443                6,221               9,331                 8,398
13,343               54,960

A$
per
oz
A$523               A$544              A$674             A$652                A$623              A$639               A$607
Put options purchased
Amount (kg)

A$
per
oz

*Delta
(kg)

Put options sold
Amount (kg)
1,866

1,866

A$
per
oz
A$556
A$556

*Delta
(kg)                           796
796
Call options purchased
Amount (kg)
3,888

3,110
6,221
3,732
11,197
28,148

A$ per oz
A$701

A$724
A$673
A$668
A$702
A$693
 *Delta (kg)
382

883
2,990
1,981
6,633
12,869
Call options sold
Amount (kg)
5,599

5,599

A$
per
oz
A$661
A$661

*Delta (kg)                          840
840
Delta
(kg)
38,242              38,073               54,157              44,674              40,114              75,264            290,525
Total net gold:
Delta
(oz)
1,229,518         1,224,062          1,741,189         1,436,314          1,289,706        2,419,789         9,340,579

The following table indicates the group's currency hedge position at 31 March 2003

                                                                    Year              2003                2004               2005               2006               2007               2008-2012                Total
RAND DOLLAR (000)

Forward
contracts
Amount
($)

Rand
per
$

Put options purchased
Amount ($)

Rand
per
$

*Delta
($)

Put options sold
Amount ($)

Rand
per
$

*Delta
($)

Call options purchased
Amount ($)

Rand
per
$

*Delta
($)

Call options sold
Amount (kg)
20,000

20,000

Rand
per
$
R8.36
R8.36

*Delta
($)                        2,568
2,568
A DOLLAR (000)

Forward contracts
Amount ($)
29,428
29,275
10,847

69,550

$ per A$
A$0.59
A$0.59
A$0.51

A$0.58

*
The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2003.

GROUP OPERATING RESULTS
Issued Capital:
222,763,754 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
222,700,331 ordinary shares in issue for the year to date
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2003
2002
2002
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
3,299

3,500

13,426

Yield
- g/t
 7.87

 8.04

 8.27

Gold produced
- kg
25,949

28,148

111,017

PRODUCTIVITY
g/employee
- target
230

252

247

- actual
223

240

238

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,717

9,743

38,366

Yield
- g/t
 0.28

 0.29

 0.30

Gold produced
- kg
2,757

2,798

11,350

OPEN-PIT OPERATIONS
Tonnes mined
- 000
37,337

35,176

148,222

Stripping ratio *
 4.91

 6.01

 4.37

Tonnes treated
- 000
7,459

7,705

27,186

Yield
- g/t
 2.00

 2.24

 2.29

Gold produced
- kg
14,899

17,222

62,344

TOTAL
Gold produced
- kg
43,605

48,168

184,711

Gold sold
- kg
43,526

48,602

184,798

Price received
- R/kg sold **
91,962

96,911

101,817

Total cash costs
- R/kg produced
56,100

53,457

54,037

Total production costs
- R/kg produced
66,520

68,159

68,241

CAPITAL EXPENDITURE
- Rm
489

880

2,842

*  Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore
** Price received includes realised non-hedge derivatives

GROUP OPERATING RESULTS
Issued Capital:
222,763,754 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
222,700,331 ordinary shares in issue for the year to date
Statistics are shown in imperial units and financial figures in US dollars.
 Quarter
 Quarter
Year
ended
ended
ended
March
  December
  December
2003
2002
2002
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
3,636

3,858

14,800

Yield
- oz/t
 0.229

 0.235

 0.241

Gold produced
- oz 000
834

905

3,569

PRODUCTIVITY
oz/employee
- target
 8.01

 8.11

 7.95

- actual
 7.86

 7.71

 7.66

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
10,711

10,740

42,292

Yield
- oz/t
 0.008

 0.008

 0.009

Gold produced
- oz 000
89

90

365

OPEN-PIT OPERATIONS
Tons mined
- 000
41,157

38,775

163,387

Stripping ratio *
 4.91

 6.01

 4.37

Tons treated
- 000
8,222

8,493

29,966

Yield
- oz/t
 0.058

 0.065

 0.067

Gold produced
- oz 000
479

554

2,005

TOTAL
Gold produced
- oz 000
1,402

1,549

5,939

Gold sold
- oz 000
1,399

1,562

5,941

Price received
- $/oz sold **
344

314

303

Total cash costs
- $/ounce produced
210

173

161

Total production costs
- $/ounce produced
248

220

203

Rand/US Dollar average exchange rate
 8.35

 9.62

 10.48

CAPITAL EXPENDITURE
- $m
59

89

271

*  Stripping ratio = (tons mined total - tons mined ore) / tons mined ore
** Price received includes realised non-hedge derivatives

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
SA Rand million
2003
2002
2002
Gold income
3,938

4,814

18,372

Cost of sales
(2,885)

(3,341)

(12,550)

Cash operating costs
2,378

2,506

9,812

Other cash costs
70

90

291

Total cash costs
2,448

2,596

10,103

Retrenchment costs
3

-

30

Rehabilitation and other non-cash costs
24

74

119

Production costs
2,475

2,670

10,252

Amortisation of mining assets
449

657

2,566

Total production costs
2,924

3,327

12,818

Inventory change
(39)

14

(268)

1,053

1,473

5,822

Non-hedge derivatives
155

285

962

Operating profit *
1,208

1,758

6,784

Corporate administration and other expenses
(85)

(73)

(258)

Market development costs
(40)

(45)

(179)

Exploration costs
(75)

(63)

(296)

Interest receivable
71

84

373

Other net expense
(31)

(36)

(91)

Finance costs
(69)

(100)

(464)

Abnormal item - settlement of claim
-

-

(102)

Profit before exceptional items
979

1,525

5,767

Amortisation of goodwill
(58)

(67)

(293)

Loss on disposal of assets
-

(6)

(145)

Termination of retirement benefit plans
-

(1)

2

Profit on ordinary activities before taxation
921

1,451

5,331

Taxation
(338)

(447)

(1,730)

Normal taxation
(245)

(211)

(1,315)

Deferred taxation
(92)

(127)

(387)

Deferred tax on unrealised non-hedge derivatives
(1)

(117)

(35)

Taxation on abnormal item
-

-

47

Taxation on exceptional items
-

8

(40)

Profit on ordinary activities after taxation
583

1,004

3,601

Minority interest
(36)

(49)

(157)

Net profit
547

955

3,444

1,216

1,478

6,683

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
547

955

3,444

Amortisation of goodwill
58

67

293

Loss on disposal of assets
-

6

145

Termination of retirement benefit plans
-

1

(2)

Taxation on exceptional items
-

(8)

40

Headline earnings
605

1,021

3,920

Unrealised non-hedge derivatives
8

(280)

(101)

Deferred tax on unrealised non-hedge derivatives
1

117

35

614

858

3,854

Earnings per ordinary share - cents
 - Basic
246

430

1,552

 - Headline
272

460

1,767

 - Headline before unrealised non-hedge derivatives
276

387

1,737

Dividends
 - Rm
3,009

 - cents per share
1,350

The results have been prepared in accordance with International Accounting Standards.
* Operating profit excluding unrealised non-hedge derivatives
Headline earnings before unrealised non-hedge derivatives

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
US Dollar million
2003
2002
2002
Gold income
472

502

1,761

Cost of sales
(346)

(348)

(1,203)

Cash operating costs
286

261

939

Other cash costs
8

9

28

Total cash costs
294

270

967

Retrenchment costs
-

-

3

Rehabilitation and other non-cash costs
3

8

12

Production costs
297

278

982

Amortisation of mining assets
54

68

245

Total production costs
351

346

1,227

Inventory change
(5)

2

(24)

126

154

558

Non-hedge derivatives
19

30

92

Operating profit *
145

184

650

Corporate administration and other expenses
(10)

(8)

(25)

Market development costs
(5)

(5)

(17)

Exploration costs
(9)

(6)

(28)

Interest receivable
8

9

36

Other net expense
(3)

(4)

(9)

Finance costs
(8)

(11)

(44)

Abnormal item - settlement of claim
-

-

(10)

Profit before exceptional items
118

159

553

Amortisation of goodwill
(7)

(7)

(28)

Loss on disposal of assets
-

(1)

(13)

Termination of retirement benefit plans
-

-

-

Profit on ordinary activities before taxation
111

151

512

Taxation
(41)

(46)

(165)

Normal taxation
(29)

(22)

(124)

Deferred taxation
(12)

(13)

(39)

Deferred tax on unrealised non-hedge derivatives
-

(12)

(4)

Taxation on abnormal item
-

-

5

Taxation on exceptional items
-

1

(3)

Profit on ordinary activities after taxation
70

105

347

Minority interest
(4)

(5)

(15)

Net profit
66

100

332

146

155

638

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
66

100

332

Amortisation of goodwill
7

7

28

Loss on disposal of assets
-

1

13

Termination of retirement benefit plans
-

-

-

Taxation on exceptional items
-

(1)

3

Headline earnings
73

107

376

Unrealised non-hedge derivatives
1

(29)

(12)

Deferred tax on unrealised non-hedge derivatives
-

12

4

74

90

368

Earnings per ordinary share - cents
 - Basic
30

45

150

 - Headline
33

48

169

 - Headline before unrealised non-hedge derivatives
33

41

166

Dividends
 - $m
325

 - cents per share
146

The results have been prepared in accordance with International Accounting Standards.
* Operating profit excluding unrealised non-hedge derivatives
Headline earnings before unrealised non-hedge derivatives

GROUP BALANCE SHEET
March
December
March
December
2003
2002
2003
2002
SA Rand million
US Dollar million
Non-current assets
18,902

19,555

Mining assets
2,394

2,280

3,023

3,210

Goodwill
383

374

156

165

Investments in associates
20

19

182

197

Other investments
23

23

286

275

AngloGold Environmental Rehabilitation Trust
36

32

596

549

Derivatives
75

64

469

466

Other non-current assets
59

55

23,614

24,417

2,990

2,847

Current assets
2,162

1,996

Derivatives
274

233

2,107

2,190

Trade and other receivables
267

255

1,818

1,848

Inventories
230

216

3

3

Current portion of other non-current assets
-

-

2,686

3,544

Cash and cash equivalents
340

413

8,776

9,581

1,111

1,117

32,390

33,998

Total assets
4,101

3,964

EQUITY AND LIABILITIES
11,717

12,375

Shareholders' equity
1,484

1,443

325

347

Minority interests
41

40

12,042

12,722

1,525

1,483

Non-current liabilities
6,643

7,219

Borrowings
841

842

1,977

2,008

Provisions
250

234

3,767

3,445

Deferred taxation
477

402

1,398

2,028

Derivatives
177

236

13,785

14,700

1,745

1,714

Current liabilities
2,472

2,588

Derivatives
313

302

2,205

2,145

Trade and other payables
279

250

616

719

Current portion of borrowings
78

84

1,270

1,124

Taxation
161

131

6,563

6,576

831

767

32,390

33,998

Total equity and liabilities
4,101

3,964

The results have been prepared in accordance with International Accounting Standards.

GROUP CASH FLOW STATEMENT
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand million
US Dollar million
Cash flows from operating
activities
1,477

2,106

8,255

Cash generated from operations
181

189

758

62

73

331

Interest received
7

8

32

(50)

(64)

(169)

Environmental contributions and
expenditure
(6)

(6)

(16)

9

-

19

Dividends received from associates
1

-

2

(86)

(77)

(410)

Finance costs
(10)

(8)

(40)

(81)

(444)

(1,376)

Taxation paid
(10)

(45)

(131)

1,331

1,594

6,650

Net cash inflow from operating
activities
163

138

605

Cash flows from investing
activities
(488)

(880)

(2,842)

Capital expenditure
(59)

(89)

(271)

-

-

11

Proceeds from disposal of mining
assets
-

-

1

-

-

1,544

Net proceeds from disposal of mines
-

-

140

-

-

1,813

Proceeds
-

-

164

-

-

(269)

Contractual obligations
-

-

(24)

-

-

(355)

Investments acquired
-

-

(34)

-

-

1,829

Proceeds from sale of investments
-

-

158

-

-

(979)

Acquisition of subsidiary
-

-

(97)

(2)

(2)

(51)

Loans advanced
-

-

(5)

-

24

175

Repayment of loans advanced
-

3

17

(490)

(858)

(668)

Net cash outflow from investing
activities
(59)

(86)

(91)

Cash flows from financing
activities
17

67

156

Proceeds from issue of share capital
2

10

18

(1)

-

(116)

Share issue expenses
-

-

(11)

73

80

8,599

Proceeds from borrowings
9

9

798

(108)

(450)

(9,789)

Repayment of borrowings
(13)

(47)

(912)

(1,522)

(29)

(2,821)

Dividends paid
(185)

(3)

(260)

(1,541)

(332)

(3,971)

Net cash outflow from financing
activities
(187)

(31)

(367)

(700)

404

2,011

Net (decrease) increase in cash and
cash equivalents
(83)

21

147

(158)

(505)

(751)

Translation
10

46

75

3,544

3,645

2,284

Opening cash and cash equivalents
413

346

191

2,686

3,544

3,544

Closing cash and cash equivalents
340

413

413

The results have been prepared in accordance with International Accounting Standards.

NOTES TO THE CASH FLOW STATEMENT
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
Cash generated from operations
921

1,451

5,331

Profit on ordinary activities before taxation
111

151

512

Adjusted for:
(58)

(40)

(187)

Non-cash movements
(7)

(4)

(18)

449

657

2,566

Amortisation of mining assets
54

68

245

(71)

(84)

(373)

Interest receivable
(8)

(9)

(36)

44

7

(6)

Other net income (expense)
5

1

-

69

100

464

Finance costs
8

11

44

11

(311)

(132)

Movement on non-hedge derivatives
1

(33)

(16)

58

67

293

Amortisation of goodwill
7

7

28

-

6

92

Loss on disposal of assets
-

1

8

-

1

(2)

Termination of retirement benefit plans
-

-

-

54

252

209

Movement in working capital
10

(4)

(9)

1,477

2,106

8,255

181

189

758

Movement in working capital:
84

248

488

 (Increase) decrease in trade and other receivables
(11)

(7)

(5)

30

338

85

 (Increase) decrease in inventories
(15)

(9)

(54)

(60)

(334)

(364)

Increase (decrease) in trade and other payables
36

12

50

54

252

209

10

(4)

(9)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
comprehensive
earnings
capital and
reserves
translation
income
premium
US Dollar million
Balance at 31 December 2002
1,120

16

43

(185)

449

1,443

Movements on other comprehensive income
83

-

83

Net profit
66

66

Dividends paid
(183)

(183)

Ordinary shares issued
2

2

Translation
97

1

(52)

(8)

35

73

Balance at 31 March 2003
1,219

17

(9)

(110)

367

1,484

SA Rand million
Balance at 31 December 2002
9,607

138

360

(1,583)

3,853

12,375

Movements on other comprehensive income
629

629

Net profit
547

547

Dividends paid
(1,500)

(1,500)

Ordinary shares issued
16

16

Translation
(435)

84

1

(350)

Balance at 31 March 2003
9,623

138

(75)

(870)

2,901

11,717

The results have been prepared in accordance with International Accounting Standards.
 US Dollar million
 SA Rand million

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA REGION
297

432

1,111

36

42

106

VAAL RIVER
Great Noligwa Mine
25

84

121

3

8

11

Kopanang Mine
23

33

89

3

3

8

Moab Khotsong
114

83

376

14

9

36

Tau Lekoa Mine
10

8

16

1

-

1

ERGO
-

2

2

-

-

-

WEST WITS
Mponeng Mine
80

129

332

10

13

33

Savuka Mine
17

30

60

2

3

6

TauTona Mine
28

63

115

3

6

11

EAST & WEST AFRICA REGION
48

83

287

6

9

27

Geita - Attributable 50%
15

27

92

2

3

9

Morila - Attributable 40%
10

27

70

1

3

7

Navachab
4

8

21

1

1

2

Sadiola - Attributable 38%
8

12

67

1

1

6

Yatela - Attributable 40%
11

9

37

1

1

3

NORTH AMERICA REGION
55

92

788

7

10

74

Cripple Creek & Victor J.V.
47

72

706

6

8

66

Jerritt Canyon J.V. - Attributable 70%
8

19

80

1

2

8

Exploration
-

1

2

-

-

-

SOUTH AMERICA REGION
55

53

283

7

6

27

Cerro Vanguardia - Attributable 92.50%
7

3

25

1

-

2

Morro Velho
39

37

173

5

4

17

Serra Grande - Attributable 50%
3

4

32

-

-

3

Minorities and exploration
6

9

53

1

2

5

AUSTRALIA REGION
29

165

311

4

17

31

Sunrise Dam
25

147

258

3

16

26

Exploration
4

18

53

1

1

5

Other
5

55

62

(1)

5

6

ANGLOGOLD GROUP
489

880

2,842

59

89

271

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION *
8.01

8.15

8.40

24,842

26,764

106,106

VAAL RIVER
Great Noligwa Mine
10.41

10.40

11.02

5,676

6,327

27,380

Kopanang Mine
6.79

7.50

7.23

3,874

4,292

15,874

Tau Lekoa Mine
4.70

4.56

4.45

2,530

2,683

9,675

Surface Operations
0.65

0.58

0.56

980

745

3,081

ERGO
0.22

0.24

0.25

1,777

2,054

8,215

WEST WITS
Mponeng Mine
9.10

8.53

8.63

3,789

3,936

14,498

Savuka Mine
5.72

5.68

7.07

1,492

1,500

7,331

TauTona Mine
11.10

11.73

11.66

4,724

5,227

19,997

Surface Operations
-

-

9.26

-

-

55

EAST & WEST AFRICA REGION
3.54

4.41

4.22

7,397

8,995

33,754

Geita - Attributable 50%
2.83

3.03

3.62

1,976

1,909

9,005

Morila - Attributable 40%
8.93

15.11

11.96

2,966

4,043

13,083

Navachab
1.82

1.97

1.93

564

660

2,653

Sadiola - Attributable 38%
2.72

3.03

2.96

1,226

1,490

5,672

Yatela - Attributable 40%
2.25

2.83

2.95

665

893

3,341

NORTH AMERICA REGION
0.92

1.05

1.08

3,550

4,327

14,371

Cripple Creek & Victor J.V.
0.54

0.61

0.57

1,957

2,379

6,998

Jerritt Canyon J.V. - Attributable 70%
6.89

7.64

7.91

1,593

1,948

7,373

SOUTH AMERICA REGION
7.61

7.94

7.78

4,258

4,423

14,854

8.56

9.80

9.49

1,873

2,049

5,561

Morro Velho
6.50

6.51

6.71

1,649

1,681

6,380

Serra Grande - Attributable 50%
7.90

7.72

7.84

736

693

2,913

AUSTRALIA REGION
2.39

2.37

2.56

3,558

3,659

15,626

Boddington - Attributable 33.33%
-

-

-

-

-

54

Sunrise Dam
3.52

3.23

3.49

2,968

2,796

11,892

Union Reefs
0.91

1.28

1.36

590

863

3,680

ANGLOGOLD GROUP
43,605

48,168

184,711

Underground Operations
7.87

8.04

8.27

Open-pit Operations
2.00

2.24

2.29

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
24,848

27,060

106,109

VAAL RIVER
Great Noligwa Mine
203

230

246

5,679

6,430

27,379

Kopanang Mine
170

183

173

3,876

4,348

15,873

Tau Lekoa Mine
177

192

174

2,531

2,716

9,674

Surface Operations
669

345

399

980

755

3,080

ERGO
299

337

331

1,777

2,064

8,216

WEST WITS
Mponeng Mine
234

229

212

3,789

3,968

14,500

Savuka Mine
99

98

124

1,492

1,512

7,332

TauTona Mine
278

307

292

4,724

5,267

20,000

Surface Operations
-

-

-

-

-

55

EAST & WEST AFRICA REGION
7,453

9,254

33,670

Geita - Attributable 50%
1,076

1,100

1,356

1,976

1,909

9,005

Morila - Attributable 40%
4,337

5,784

4,434

2,903

4,351

13,080

Navachab
502

597

626

564

660

2,653

Sadiola - Attributable 38%
1,808

2,764

2,664

1,337

1,450

5,633

Yatela - Attributable 40%
1,112

1,505

1,495

673

884

3,299

NORTH AMERICA REGION
3,549

4,334

14,363

Cripple Creek & Victor J.V.
2,054

2,553

1,856

1,957

2,379

6,998

Jerritt Canyon J.V. - Attributable 70%
1,810

2,202

2,110

1,592

1,955

7,365

SOUTH AMERICA REGION
4,286

4,433

15,028

1,269

1,753

1,640

1,894

2,044

5,675

Morro Velho
413

416

434

1,689

1,660

6,365

Serra Grande - Attributable 50%
947

891

932

703

729

2,988

AUSTRALIA REGION
3,390

3,521

15,628

Boddington - Attributable 33.33%
-

-

-

-

-

75

Sunrise Dam
3,185

2,907

3,136

2,785

2,684

11,887

Union Reefs
1,145

1,737

1,928

605

837

3,666

ANGLOGOLD GROUP
43,526

48,602

184,798

Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
61,085

55,229

53,146

65,220

64,519

60,450

VAAL RIVER
Great Noligwa Mine
54,937

47,114

41,658

58,120

51,902

45,388

Kopanang Mine
64,069

57,312

55,001

67,796

64,297

61,158

Tau Lekoa Mine
66,208

62,360

64,234

70,426

74,167

75,954

Surface Operations
42,950

46,914

45,903

42,950

50,694

49,119

ERGO
76,814

62,856

61,810

84,257

83,604

73,051

WEST WITS
Mponeng Mine
58,029

57,216

59,504

66,147

76,655

76,922

Savuka Mine
106,918

98,863

82,111

109,309

106,072

86,729

TauTona Mine
49,103

43,842

44,465

51,642

48,419

48,125

Surface Operations
-

-

15,125

-

-

15,125

EAST & WEST AFRICA REGION
42,146

42,535

42,268

56,356

62,297

61,896

Geita - Attributable 50%
58,063

66,931

58,831

68,758

84,925

75,024

Morila - Attributable 40%
22,415

24,124

24,541

39,170

44,400

47,559

Navachab
63,763

52,215

49,265

66,278

59,968

54,138

Sadiola - Attributable 38%
55,431

62,873

54,603

72,075

87,725

80,873

Yatela - Attributable 40%
54,197

62,103

58,302

72,761

82,081

73,684

NORTH AMERICA REGION
61,264

61,975

74,710

89,908

90,333

111,396

Cripple Creek & Victor J.V.
50,739

55,408

62,509

80,711

83,211

103,042

Jerritt Canyon J.V. - Attributable 70%
72,414

68,463

84,466

99,426

97,500

117,503

SOUTH AMERICA REGION
33,312

41,317

41,975

53,743

64,161

67,531

32,131

33,309

34,384

58,057

61,538

67,362

Morro Velho
33,977

36,895

44,273

49,924

54,293

65,056

Serra Grande - Attributable 50%
24,914

28,890

33,967

40,426

47,274

53,584

AUSTRALIA REGION
63,260

65,411

65,056

78,651

81,268

82,926

Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
52,923

59,660

59,451

68,223

75,322

76,271

Union Reefs
104,091

75,663

75,630

114,398

88,641

92,248

ANGLOGOLD GROUP
56,100

53,457

54,037

66,520

68,159

68,241

Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SA Rand / Metric
EBITDA - Rm
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
 224

 316

1 573

209

288

1,487

Kopanang Mine
 112

 143

 665

99

120

591

Tau Lekoa Mine
 59

 88

 330

50

60

235

Surface Operations
 47

 33

 155

47

33

155

ERGO
 10

 29

 230

7

24

213

WEST WITS
Mponeng Mine
 115

 142

 568

85

66

322

Savuka Mine
(21)

(6)

 126

(24)

(16)

97

TauTona Mine
 194

 276

1 092

184

254

1,031

Surface Operations
-

-

 4

-

-

4

EAST & WEST AFRICA REGION
Geita - Attributable 50%
 47

 41

 353

28

9

214

Morila - Attributable 40%
 195

 331

1 023

146

248

723

Navachab
 33

 30

 141

32

25

129

Sadiola - Attributable 38%
 52

 53

 269

33

17

124

Yatela - Attributable 40%
 24

 36

 150

13

19

103

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
 82

 114

 447

13

46

61

Jerritt Canyon J.V. - Attributable 70%
 18

 59

 197

(22)

6

(31)

SOUTH AMERICA REGION
 126

 155

 448

78

99

271

Morro Velho
 112

 106

 427

87

77

300

Serra Grande - Attributable 50%
 53

 52

 232

42

39

176

AUSTRALIA REGION
Boddington - Attributable 33.33%
-

 3

 5

-

3

5

Sunrise Dam
 114

 79

 544

70

37

351

Union Reefs
(4)

 7

 73

(6)

3

36

Other
(175)

(176)

(720)

45

21

86

ANGLOGOLD GROUP
1,417

1,911

8,332

1,216

1,478

6,683

Operating profit excluding unrealised
non-hedge derivatives - Rm
Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICA REGION *
 0.234

 0.238

 0.245

799

861

3,412

VAAL RIVER
Great Noligwa Mine
 0.304

 0.303

 0.321

 182

 204

 880

Kopanang Mine
 0.198

 0.219

 0.211

 125

 138

 511

Tau Lekoa Mine
 0.137

 0.133

 0.130

 81

 86

 311

Surface Operations
 0.019

 0.017

 0.016

 32

 24

 99

ERGO
 0.006

 0.007

 0.007

 57

 66

 264

WEST WITS
Mponeng Mine
 0.265

 0.249

 0.252

 122

 127

 466

Savuka Mine
 0.167

 0.166

 0.206

 48

 48

 236

TauTona Mine
 0.324

 0.342

 0.340

 152

 168

 643

Surface Operations
-

-

 0.270

-

-

 2

EAST & WEST AFRICA REGION
 0.103

 0.129

 0.123

 238

 289

1 085

Geita - Attributable 50%
 0.083

 0.088

 0.106

 64

 61

 290

Morila - Attributable 40%
 0.260

 0.441

 0.349

 95

 130

 421

Navachab
 0.053

 0.057

 0.056

 18

 21

 85

Sadiola - Attributable 38%
 0.079

 0.088

 0.086

 40

 48

 182

Yatela - Attributable 40%
 0.066

 0.082

 0.086

 21

 29

 107

NORTH AMERICA REGION
 0.027

 0.031

 0.032

 114

 139

 462

Cripple Creek & Victor J.V.
 0.016

 0.018

 0.016

 63

 76

 225

Jerritt Canyon J.V. - Attributable 70%
 0.201

 0.223

 0.231

 51

 63

 237

SOUTH AMERICA REGION
 0.222

 0.232

 0.227

 137

 142

 478

 0.250

 0.286

 0.277

 60

 66

 179

Morro Velho
 0.190

 0.190

 0.196

 53

 54

 205

Serra Grande - Attributable 50%
 0.230

 0.225

 0.229

 24

 22

 94

AUSTRALIA REGION
 0.070

 0.069

 0.075

 114

 118

 502

Boddington - Attributable 33.33%
-

-

-

-

-

 2

Sunrise Dam
 0.103

 0.094

 0.102

 95

 90

 382

Union Reefs
 0.027

 0.037

 0.040

 19

 28

 118

ANGLOGOLD GROUP
1,402

1,549

5,939

Underground Operations
 0.229

 0.235

 0.241

Open-pit Operations
 0.058

 0.065

 0.067

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICA REGION
799

870

3,411

VAAL RIVER
Great Noligwa Mine
6.52

7.39

7.91

183

207

880

Kopanang Mine
5.46

5.90

5.57

125

140

510

Tau Lekoa Mine
5.68

6.19

5.61

81

87

311

Surface Operations
21.51

11.11

12.83

31

24

99

ERGO
9.61

10.83

10.65

57

66

264

WEST WITS
Mponeng Mine
7.54

7.36

6.82

122

128

466

Savuka Mine
3.17

3.16

4.00

48

49

236

TauTona Mine
8.95

9.87

9.37

152

169

643

Surface Operations
-

-

-

-

-

2

EAST & WEST AFRICA REGION
239

297

1,083

Geita - Attributable 50%
34.61

35.37

43.61

64

61

290

Morila - Attributable 40%
139.43

185.97

142.54

93

140

421

Navachab
16.13

19.19

20.12

18

21

85

Sadiola - Attributable 38%
58.14

88.87

85.66

42

47

181

Yatela - Attributable 40%
35.75

48.40

48.07

22

28

106

NORTH AMERICA REGION
114

139

462

Cripple Creek & Victor J.V.
66.04

82.07

59.68

63

76

225

Jerritt Canyon J.V. - Attributable 70%
58.19

70.79

67.85

51

63

237

SOUTH AMERICA REGION
138

143

483

40.80

56.35

52.73

61

66

182

Morro Velho
13.29

13.36

13.94

54

53

205

Serra Grande - Attributable 50%
30.46

28.64

29.97

23

24

96

AUSTRALIA REGION
109

113

502

Boddington - Attributable 33.33%
-

-

-

-

-

2

Sunrise Dam
102.40

93.46

100.83

90

86

382

Union Reefs
36.82

55.85

61.98

19

27

118

ANGLOGOLD GROUP
1,399

1,562

5,941

Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
 228

 179

 158

 243

 209

 180

VAAL RIVER
Great Noligwa Mine
 205

 152

 124

 217

 167

 135

Kopanang Mine
 239

 185

 165

 253

 208

 183

Tau Lekoa Mine
 247

 202

 192

 263

 240

 227

Surface Operations
 159

 152

 137

 159

 165

 146

ERGO
 287

 204

 184

 315

 271

 218

WEST WITS
Mponeng Mine
 217

 186

 178

 247

 249

 230

Savuka Mine
 399

 320

 245

 408

 343

 258

TauTona Mine
 183

 142

 132

 193

 157

 143

Surface Operations
-

-

 46

-

-

 46

EAST & WEST AFRICA REGION
 158

 138

 126

 211

 201

 184

Geita - Attributable 50%
 217

 216

 175

 257

 274

 223

Morila - Attributable 40%
 84

 78

 74

 147

 142

 142

Navachab
 238

 168

 147

 248

 194

 162

Sadiola - Attributable 38%
 207

 204

 163

 269

 284

 241

Yatela - Attributable 40%
 204

 202

 175

 273

 269

 221

NORTH AMERICA REGION
228

199

222

334

289

330

Cripple Creek & Victor J.V.
 188

 178

 187

 299

 264

 306

Jerritt Canyon J.V. - Attributable 70%
 270

 221

 249

 370

 315

 348

SOUTH AMERICA REGION
124

135

126

201

209

202

 120

 108

 104

 216

 198

 203

Morro Velho
 127

 120

 131

 186

 176

 193

Serra Grande - Attributable 50%
 93

 94

 100

 151

 153

 158

AUSTRALIA REGION
236

211

193

294

262

246

Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
 198

 193

 177

 255

 243

 227

Union Reefs
 389

 244

 224

 426

 286

 273

ANGLOGOLD GROUP
210

173

161

248

220

203

Cerro Vanguardia - Attributable 92.50%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
US Dollar / Imperial
EBITDA - $m
Operating profit excluding unrealised
non-hedge derivatives - $m
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
 27

 33

 149

25

30

141

Kopanang Mine
 13

 15

 63

12

13

56

Tau Lekoa Mine
 7

 10

 32

6

7

23

Surface Operations
 6

 3

 15

6

3

15

ERGO
 1

 3

 22

1

3

20

WEST WITS
Mponeng Mine
 14

 15

 54

10

7

30

Savuka Mine
(3)

(1)

 12

(3)

(2)

9

TauTona Mine
 23

 29

 104

22

27

98

Surface Operations
-

-

-

-

-

-

EAST & WEST AFRICA REGION
Geita - Attributable 50%
 5

 4

 33

3

1

20

Morila - Attributable 40%
 24

 34

 99

18

25

70

Navachab
 4

 4

 13

4

3

12

Sadiola - Attributable 38%
 6

 5

 25

4

2

12

Yatela - Attributable 40%
 3

 4

 15

2

2

10

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
 9

 12

 43

1

5

6

Jerritt Canyon J.V. - Attributable 70%
 2

 6

 19

(3)

1

(3)

SOUTH AMERICA REGION
 15

 17

 44

9

11

27

Morro Velho
 14

 11

 41

11

8

29

Serra Grande - Attributable 50%
 6

 5

 22

5

4

17

AUSTRALIA REGION
Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
 13

 8

 51

8

4

33

Union Reefs
(1)

-

 6

(1)

-

3

Other
(18)

(18)

(67)

6

1

10

ANGLOGOLD GROUP
  170

  199

  795

146

155

638

Cerro Vanguardia - Attributable 92.50%

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2003
2002
2002
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

69

Depth to date (below collar)
3,112

3,112

3,112

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

227

Depth to date (below collar)
10,210

10,210

10,210

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
89

89

89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2003
Statistics are shown in metric units
Advance
Sampled
metres         metres        channel
gold
uranium
width                g/t
cm.g/t               kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,258

618

106.5

26.46

2,818

1.19

126.37

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
7,934

1,154

12.1

116.45

1,409

4.69

56.80

"C" reef
237

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
3,783

330

104.6

7.64

799

0.12

13.04

Moab Khotsong Mine
Vaal reef
225

34

44.2

35.20

1,556

1.86

82.35

WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
4,199

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
501

-

-

-

-

-

-

Carbon Leader reef
1,556

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
5,105

288

81.5

23.71

1,932

-

-

Statistics are shown in imperial units
Advance
Sampled
feet                 feet
channel
gold
uranium
width               oz/t
ft.oz/t                  lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
13,970

2,028

41.93

0.77

2.70

2.38

8.32

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
26,029

3,786

4.76

3.40

1.35

9.38

3.72

"C" reef
777

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
12,411

1,083

41.18

0.22

0.76

0.24

0.82

Moab Khotsong Mine
Vaal reef
739

112

17.40

1.03

1.49

3.72

5.39

WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
13,776

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
1,643

-

-

-

-

-

-

Carbon Leader reef
5,105

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
16,747

945

32.09

0.69

1.85

-

-

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/ - ft2
99

112

430

1,071

1,200

4,632

Milled - 000
- tonnes
/ - tons
- reef
545

608

2,484

601

671

2,739

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
545

608

2,484

601

671

2,739

Yield
- g/t
/ - oz/t
- reef
10.41

10.40

11.02

0.304

0.303

0.321

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
10.41

10.40

11.02

0.304

0.303

0.321

Gold produced
- kg
/ - oz 000
- reef
5,676

6,327

27,380

182

204

880

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
5,676

6,327

27,380

182

204

880

Gold sold
- kg
/ - oz 000
 - total
5,679

6,430

27,379

183

207

880

Price received
- R/kg
/ - $/oz
- sold
92,158

94,501

98,877

345

307

293

Total cash costs
- R
/ - $
- ton milled
572

490

459

62

46

40

- R/kg
/ - $/oz
- produced
54,937

47,114

41,658

205

152

124

Total production costs
- R/kg
/ - $/oz
- produced
58,120

51,902

45,388

217

167

135

PRODUCTIVITY
per employee
- g
/ - oz
- target
 249

 288

 276

8.00

9.25

8.88

- actual
 203

 230

 246

6.52

7.39

7.91

per employee
- m2
/ - ft2
- target
3.58

4.00

3.85

38.58

43.08

41.40

- actual
3.55

4.05

3.87

38.24

43.61

41.65

FINANCIAL RESULTS (MILLION)
Gold income
489

599

2,496

59

62

238

Cost of sales
314

321

1,221

37

33

116

Cash operating costs
309

298

1,131

37

31

108

Other cash costs
3

1

10

-

-

1

Total cash costs
312

299

1,141

37

31

109

Retrenchment costs
-

(1)

4

-

-

-

Rehabilitation and other non-cash costs
3

3

13

-

-

1

Production costs
315

301

1,158

37

31

110

Amortisation of mining assets
15

28

86

2

3

8

Inventory change
(16)

(8)

(23)

(2)

(1)

(2)

175

278

1,275

22

29

122

Realised non-hedge derivatives
34

10

212

3

1

19

Operating profit excluding unrealised non-hedge derivatives
209

288

1,487

25

30

141

Capital expenditure
25

84

121

3

8

11

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/ - ft2
119

120

457

1,277

1,291

4,919

Milled - 000
- tonnes
/ - tons
- reef
571

572

2,195

629

631

2,420

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
571

572

2,195

629

631

2,420

Yield
- g/t
/ - oz/t
- reef
6.79

7.50

7.23

0.198

0.219

0.211

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
6.79

7.50

7.23

0.198

0.219

0.211

Gold produced
- kg
/ - oz 000
- reef
3,874

4,292

15,874

125

138

511

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,874

4,292

15,874

125

138

511

Gold sold
- kg
/ - oz 000
 - total
3,876

4,348

15,873

125

140

510

Price received
- R/kg
/ - $/oz
- sold
92,204

94,970

98,837

345

309

295

Total cash costs
- R
/ - $
- ton milled
435

430

398

47

41

35

- R/kg
/ - $/oz
- produced
64,069

57,312

55,001

239

185

165

Total production costs
- R/kg
/ - $/oz
- produced
67,796

64,297

61,158

253

208

183

PRODUCTIVITY
per employee
- g
/ - oz
- target
 168

 181

 176

5.41

5.82

5.65

- actual
 170

 183

 173

5.46

5.90

5.57

per employee
- m2
/ - ft2
- target
5.04

4.85

4.85

54.24

52.22

52.21

- actual
5.20

5.12

4.99

55.97

55.16

53.68

FINANCIAL RESULTS (MILLION)
Gold income
336

406

1,456

40

43

140

Cost of sales
258

293

978

30

31

95

Cash operating costs
246

246

866

30

26

83

Other cash costs
2

-

7

-

-

1

Total cash costs
248

246

873

30

26

84

Retrenchment costs
-

-

6

-

-

1

Rehabilitation and other non-cash costs
2

7

18

-

1

2

Production costs
250

253

897

30

27

87

Amortisation of mining assets
13

23

74

1

2

7

Inventory change
(5)

17

7

(1)

2

1

78

113

478

10

12

45

Realised non-hedge derivatives
21

7

113

2

1

11

Operating profit excluding unrealised non-hedge derivatives
99

120

591

12

13

56

Capital expenditure
23

33

89

3

3

8

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/ - ft2
100

105

410

1,073

1,134

4,415

Milled - 000
- tonnes
/ - tons
- reef
538

588

2,174

594

648

2,396

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
538

588

2,174

594

648

2,396

Yield
- g/t
/ - oz/t
- reef
4.70

4.56

4.45

0.137

0.133

0.130

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
4.70

4.56

4.45

0.137

0.133

0.130

Gold produced
- kg
/ - oz 000
- reef
2,530

2,683

9,675

81

86

311

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
2,530

2,683

9,675

81

86

311

Gold sold
- kg
/ - oz 000
 - total
2,531

2,716

9,674

81

87

311

Price received
- R/kg
/ - $/oz
- sold
92,201

95,152

98,962

345

311

296

Total cash costs
- R
/ - $
- ton milled
311

285

286

34

27

25

- R/kg
/ - $/oz
- produced
66,208

62,360

64,234

247

202

192

Total production costs
- R/kg
/ - $/oz
- produced
70,426

74,167

75,954

263

240

227

PRODUCTIVITY
per employee
- g
/ - oz
- target
 167

 193

 187

5.38

6.20

6.02

- actual
 177

 192

 174

5.68

6.19

5.61

per employee
- m2
/ - ft2
- target
7.10

8.01

7.81

76.40

86.22

84.03

- actual
6.96

7.55

7.40

74.96

81.32

79.62

FINANCIAL RESULTS (MILLION)
Gold income
220

254

888

26

27

86

Cost of sales
183

198

722

22

20

69

Cash operating costs
166

167

617

20

17

59

Other cash costs
1

-

4

-

-

-

Total cash costs
167

167

621

20

17

59

Retrenchment costs
1

-

6

-

-

1

Rehabilitation and other non-cash costs
1

4

12

-

-

1

Production costs
169

171

639

20

17

61

Amortisation of mining assets
9

28

95

1

3

9

Inventory change
5

(1)

(12)

1

-

(1)

37

56

166

4

7

17

Realised non-hedge derivatives
13

4

69

2

-

6

Operating profit excluding unrealised non-hedge derivatives
50

60

235

6

7

23

Capital expenditure
10

8

16

1

-

1

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes
/ - tons
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,508

1,283

5,536

1,663

1,414

6,102

 - total
1,508

1,283

5,536

1,663

1,414

6,102

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.65

0.58

0.56

0.019

0.017

0.016

 - average
0.65

0.58

0.56

0.019

0.017

0.016

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
980

745

3,081

32

24

99

 - total
980

745

3,081

32

24

99

Gold sold
- kg
/ - oz 000
 - total
980

755

3,080

31

24

99

Price received
- R/kg
/ - $/oz
- sold
91,955

94,641

99,121

342

308

294

Total cash costs *
- R
/ - $
- ton milled
28

27

26

3

3

2

- R/kg
/ - $/oz
- produced
42,950

46,914

45,903

159

152

137

Total production costs
- R/kg
/ - $/oz
- produced
42,950

50,694

49,119

159

165

146

PRODUCTIVITY
per employee
- g
/ - oz
- target
 329

 388

 410

10.57

12.46

13.19

- actual
 669

 345

 399

21.51

11.11

12.83

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
86

70

282

10

7

27

Cost of sales
43

39

150

5

4

15

Cash operating costs
42

35

141

5

4

14

Other cash costs
-

-

-

-

-

-

Total cash costs
42

35

141

5

4

14

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

3

10

-

-

1

Production costs
42

38

151

5

4

15

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
1

1

(1)

-

-

-

43

31

132

5

3

12

Realised non-hedge derivatives
4

2

23

1

-

3

Operating profit excluding unrealised non-hedge derivatives
47

33

155

6

3

15

Capital expenditure
114

83

376

14

9

36

Moab Khotsong

SOUTH AFRICA REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Material treated
- tonnes
/ - tons
- 000
8,209

8,460

32,824

9,049

9,326

36,182

Yield
- g/t
/ - oz/t
0.22

0.24

0.25

0.006

0.007

0.007

Gold produced
- kg
/ - oz 000
1,777

2,054

8,215

57

66

264

Gold sold
- kg
/ - oz 000
1,777

2,064

8,216

57

66

264

Price received
- R/kg
/ - $/oz
- sold
89,413

94,190

99,093

334

307

294

Total cash costs
- R
/ - $
- ton treated
17

15

15

2

1

1

- R/kg
/ - $/oz
- produced
76,814

62,856

61,810

287

204

184

Total production costs
- R/kg
/ - $/oz
- produced
84,257

83,604

73,051

315

271

218

PRODUCTIVITY
per employee
- g
/ - oz
- target
 292

 472

 510

9.37

15.19

16.40

- actual
 299

 337

 331

9.61

10.83

10.65

FINANCIAL RESULTS (MILLION)
Gold income
154

192

753

18

20

72

Cost of sales
152

171

601

17

17

57

Cash operating costs
136

128

504

16

13

48

Other cash costs
1

1

3

-

-

-

Total cash costs
137

129

507

16

13

48

Retrenchment costs
1

1

3

-

-

-

Rehabilitation and other non-cash costs
9

37

73

1

4

7

Production costs
147

167

583

17

17

55

Amortisation of mining assets
3

5

17

-

-

2

Inventory change
2

(1)

1

-

-

-

2

21

152

1

3

15

Realised non-hedge derivatives
5

3

61

-

-

5

Operating profit excluding unrealised non-hedge derivatives
7

24

213

1

3

20

Capital expenditure
-

2

2

-

-

-

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/ - ft2
79

87

308

855

934

3,312

Milled - 000
- tonnes
/ - tons
- reef
417

462

1,679

459

509

1,851

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
417

462

1,679

459

509

1,851

Yield
- g/t
/ - oz/t
- reef
9.10

8.53

8.63

0.265

0.249

0.252

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
9.10

8.53

8.63

0.265

0.249

0.252

Gold produced
- kg
/ - oz 000
- reef
3,789

3,936

14,498

122

127

466

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,789

3,936

14,498

122

127

466

Gold sold
- kg
/ - oz 000
- total
3,789

3,968

14,500

122

128

466

Price received
- R/kg
/ - $/oz
- sold
91,328

94,408

98,599

340

304

294

Total cash costs
- R
/ - $
- ton milled
528

488

514

58

46

45

- R/kg
/ - $/oz
- produced
58,029

57,216

59,504

217

186

178

Total production costs
- R/kg
/ - $/oz
- produced
66,147

76,655

76,922

247

249

230

PRODUCTIVITY
per employee
- g
/ - oz
- target
 177

 194

 193

5.68

6.24

6.22

- actual
 234

 229

 212

7.54

7.36

6.82

per employee
- m2
/ - ft2
- target
4.34

4.46

4.40

46.68

48.05

47.37

- actual
4.92

5.05

4.50

52.92

54.31

48.47

FINANCIAL RESULTS (MILLION)
Gold income
332

369

1,330

40

38

128

Cost of sales
262

309

1,109

31

32

106

Cash operating costs
218

225

857

26

23

82

Other cash costs
2

-

6

-

-

1

Total cash costs
220

225

863

26

23

83

Retrenchment costs
-

-

3

-

-

-

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
221

226

870

26

23

83

Amortisation of mining assets
30

76

246

4

8

24

Inventory change
11

7

(7)

1

1

(1)

70

60

221

9

6

22

Realised non-hedge derivatives
15

6

101

1

1

8

Operating profit excluding unrealised non-hedge derivatives
85

66

322

10

7

30

Capital expenditure
80

129

332

10

13

33

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/ - ft2
41

47

195

439

506

2,104

Milled - 000
- tonnes
/ - tons
- reef
261

264

1,037

287

291

1,143

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
261

264

1,037

287

291

1,143

Yield
- g/t
/ - oz/t
- reef
5.72

5.68

7.07

0.167

0.166

0.206

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
5.72

5.68

7.07

0.167

0.166

0.206

Gold produced
- kg
/ - oz 000
- reef
1,492

1,500

7,331

48

48

236

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,492

1,500

7,331

48

48

236

Gold sold
- kg
/ - oz 000
- total
1,492

1,512

7,332

48

49

236

Price received
- R/kg
/ - $/oz
- sold
91,546

94,777

99,306

343

307

294

Total cash costs
- R
/ - $
- ton milled
612

562

581

67

53

50

- R/kg
/ - $/oz
- produced
106,918

98,863

82,111

399

320

245

Total production costs
- R/kg
/ - $/oz
- produced
109,309

106,072

86,729

408

343

258

PRODUCTIVITY
per employee
- g
/ - oz
- target
 120

 134

 135

3.86

4.32

4.34

- actual
 99

 98

 124

3.17

3.16

4.00

per employee
- m2
/ - ft2
- target
3.75

4.63

4.38

40.40

49.79

47.17

- actual
2.69

3.08

3.32

28.98

33.12

35.71

FINANCIAL RESULTS (MILLION)
Gold income
129

141

671

15

15

64

Cost of sales
160

160

631

19

16

60

Cash operating costs
158

148

598

19

15

57

Other cash costs
1

-

4

-

-

-

Total cash costs
159

148

602

19

15

57

Retrenchment costs
-

-

2

-

-

-

Rehabilitation and other non-cash costs
-

1

3

-

-

-

Production costs
159

149

607

19

15

57

Amortisation of mining assets
3

10

29

-

1

3

Inventory change
(2)

1

(5)

-

-

-

(31)

(19)

40

(4)

(1)

4

Realised non-hedge derivatives
7

3

57

1

(1)

5

Operating profit excluding unrealised non-hedge derivatives
(24)

(16)

97

(3)

(2)

9

Capital expenditure
17

30

60

2

3

6

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/ - ft2
78

89

315

835

956

3,395

Milled - 000
- tonnes
/ - tons
- reef
426

446

1,716

469

491

1,891

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
426

446

1,716

469

491

1,891

Yield
- g/t
/ - oz/t
- reef
11.10

11.73

11.66

0.324

0.342

0.340

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.10

11.73

11.66

0.324

0.342

0.340

Gold produced
- kg
/ - oz 000
- reef
4,724

5,227

19,997

152

168

643

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
4,724

5,227

19,997

152

168

643

Gold sold
- kg
/ - oz 000
- total
4,724

5,267

20,000

152

169

643

Price received
- R/kg
/ - $/oz
- sold
91,453

94,630

98,972

342

307

294

Total cash costs
- R
/ - $
- ton milled
545

514

518

59

48

45

- R/kg
/ - $/oz
- produced
49,103

43,842

44,465

183

142

132

Total production costs
- R/kg
/ - $/oz
- produced
51,642

48,419

48,125

193

157

143

PRODUCTIVITY
per employee
- g
/ - oz
- target
 293

 301

 287

9.41

9.68

9.24

- actual
 278

 307

 292

8.95

9.87

9.37

per employee
- m2
/ - ft2
- target
4.50

4.74

4.49

48.39

51.03

48.29

- actual
4.57

5.22

4.60

49.21

56.14

49.49

FINANCIAL RESULTS (MILLION)
Gold income
411

491

1,837

49

51

176

Cost of sales
247

247

949

29

25

92

Cash operating costs
230

229

882

28

24

84

Other cash costs
2

1

7

-

-

1

Total cash costs
232

230

889

28

24

85

Retrenchment costs
-

1

7

-

-

1

Rehabilitation and other non-cash costs
1

2

6

-

-

1

Production costs
233

233

902

28

24

87

Amortisation of mining assets
10

22

61

1

2

6

Inventory change
4

(8)

(14)

-

(1)

(1)

164

244

888

20

26

84

Realised non-hedge derivatives
20

10

143

2

1

14

Operating profit excluding unrealised non-hedge derivatives
184

254

1,031

22

27

98

Capital expenditure
28

63

115

3

6

11

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
6,208

6,659

22,564

6,844

7,341

24,872

Volume mined - 000
- bcm
/ - bcy
2,309

2,451

8,916

3,020

3,207

11,663

Stripping ratio
- t(mined total-mined ore)/t mined ore
10.98

11.19

7.36

10.98

11.19

7.36

Treated - 000
- tonnes
/ - tons
698

630

2,489

770

695

2,744

Yield
- g/t
/ - oz/t
2.83

3.03

3.62

0.083

0.088

0.106

Gold produced
- kg
/ - oz 000
1,976

1,909

9,005

64

61

290

Gold sold
- kg
/ - oz 000
1,976

1,909

9,005

64

61

290

Price received
- R/kg
/ - $/oz
- sold
82,334

89,388

98,785

308

289

292

Total cash costs
- R/kg
/ - $/oz
- produced
58,063

66,931

58,831

217

216

175

Total production costs
- R/kg
/ - $/oz
- produced
68,758

84,925

75,024

257

274

223

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,360

1,303

1,560

43.73

41.88

50.15

- actual
1,076

1,100

1,356

34.61

35.37

43.61

FINANCIAL RESULTS (MILLION)
Gold income
160

168

879

19

17

84

Cost of sales
135

160

676

16

16

65

Cash operating costs
108

119

492

13

12

47

Other cash costs
7

8

38

1

1

4

Total cash costs
115

127

530

14

13

51

Rehabilitation and other non-cash costs
2

2

7

-

-

1

Production costs
117

129

537

14

13

52

Amortisation of mining assets
19

32

139

2

3

13

Inventory change
(1)

(1)

-

-

-

-

25

8

203

3

1

19

Realised non-hedge derivatives
3

1

11

-

-

1

Operating profit excluding unrealised non-hedge derivatives
28

9

214

3

1

20

Capital expenditure
15

27

92

2

3

9

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
2,383

2,417

10,497

2,626

2,664

11,571

Volume mined - 000
- bcm
/ - bcy
951

1,074

4,434

1,243

1,405

5,800

Stripping ratio
- t(mined total-mined ore)/t mined ore
3.87

10.15

7.12

3.87

10.15

7.12

Treated - 000
- tonnes
/ - tons
332

268

1,094

366

295

1,206

Yield
- g/t
/ - oz/t
8.93

15.11

11.96

0.260

0.441

0.349

Gold produced
- kg
/ - oz 000
2,966

4,043

13,083

95

130

421

Gold sold
- kg
/ - oz 000
2,903

4,351

13,080

93

140

421

Price received
- R/kg
/ - $/oz
- sold
90,035

99,039

102,985

339

316

309

Total cash costs
- R/kg
/ - $/oz
- produced
22,415

24,124

24,541

84

78

74

Total production costs
- R/kg
/ - $/oz
- produced
39,170

44,400

47,559

147

142

142

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,502

3,612

3,202

112.60

116.12

102.94

- actual
4,337

5,784

4,434

139.43

185.97

142.54

FINANCIAL RESULTS (MILLION)
Gold income
261

431

1,347

32

44

130

Cost of sales
116

183

624

14

19

60

Cash operating costs
48

67

226

6

7

22

Other cash costs
18

31

95

2

3

9

Total cash costs
66

98

321

8

10

31

Rehabilitation and other non-cash costs
1

(1)

1

-

-

-

Production costs
67

97

322

8

10

31

Amortisation of mining assets
49

83

300

6

9

29

Inventory change
-

3

2

-

-

-

145

248

723

18

25

70

Realised non-hedge derivatives
1

-

-

-

-

-

Operating profit excluding unrealised non-hedge derivatives
146

248

723

18

25

70

Capital expenditure
10

27

70

1

3

7

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
972

956

3,663

1,071

1,053

4,037

Volume mined - 000
- bcm
/ - bcy
364

331

1,319

476

433

1,725

Stripping ratio
- t(mined total-mined ore)/t mined ore
1.82

1.95

1.77

1.82

1.95

1.77

Treated - 000
- tonnes
/ - tons
310

335

1,372

341

370

1,512

Yield
- g/t
/ - oz/t
1.82

1.97

1.93

0.053

0.057

0.056

Gold produced
- kg
/ - oz 000
564

660

2,653

18

21

85

Gold sold
- kg
/ - oz 000
564

660

2,653

18

21

85

Price received
- R/kg
/ - $/oz
- sold
93,283

97,725

102,429

347

318

305

Total cash costs
- R/kg
/ - $/oz
- produced
63,763

52,215

49,265

238

168

147

Total production costs
- R/kg
/ - $/oz
- produced
66,278

59,968

54,138

248

194

162

PRODUCTIVITY
per employee
- g
/ - oz
- target
604

538

557

19.41

17.31

17.91

- actual
502

597

626

16.13

19.19

20.12

FINANCIAL RESULTS (MILLION)
Gold income
53

64

272

6

7

26

Cost of sales
21

39

143

2

4

14

Cash operating costs
20

34

129

2

3

13

Other cash costs
-

-

1

-

-

-

Total cash costs
20

34

130

2

3

13

Rehabilitation and other non-cash costs
-

-

1

-

-

-

Production costs
20

34

131

2

3

13

Amortisation of mining assets
1

5

12

-

1

1

Inventory change
-

-

-

-

-

-

32

25

129

4

3

12

Realised non-hedge derivatives
-

-

-

-

-

-

Operating profit excluding unrealised non-hedge derivatives
32

25

129

4

3

12

Capital expenditure
4

8

21

1

1

2

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
1,710

1,832

6,370

1,885

2,019

7,021

Volume mined - 000
- bcm
/ - bcy
921

981

3,405

1,205

1,283

4,454

Stripping ratio
- t(mined total-mined ore)/t mined ore
2.88

1.99

1.63

2.88

1.99

1.63

Treated - 000
- tonnes
/ - tons
451

492

1,914

497

542

2,110

Yield
- g/t
/ - oz/t
2.72

3.03

2.96

0.079

0.088

0.086

Gold produced
- kg
/ - oz 000
1,226

1,490

5,672

40

48

182

Gold sold
- kg
/ - oz 000
1,337

1,450

5,633

42

47

181

Price received
- R/kg
/ - $/oz
- sold
94,949

99,101

102,455

356

325

305

Total cash costs
- R/kg
/ - $/oz
- produced
55,431

62,873

54,603

207

204

163

Total production costs
- R/kg
/ - $/oz
- produced
72,075

87,725

80,873

269

284

241

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,073

2,478

2,403

66.64

79.68

77.26

- actual
1,808

2,764

2,664

58.14

88.87

85.66

FINANCIAL RESULTS (MILLION)
Gold income
127

144

587

15

15

56

Cost of sales
94

128

453

11

13

43

Cash operating costs
59

84

269

7

9

26

Other cash costs
9

10

40

1

1

4

Total cash costs
68

94

309

8

10

30

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
69

95

313

8

10

30

Amortisation of mining assets
19

36

145

2

3

13

Inventory change
6

(3)

(5)

1

-

-

33

16

134

4

2

13

Realised non-hedge derivatives
-

1

(10)

-

-

(1)

Operating profit excluding unrealised non-hedge derivatives
33

17

124

4

2

12

Capital expenditure
8

12

67

1

1

6

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
1,744

2,476

7,517

1,922

2,729

8,286

Volume mined - 000
- bcm
/ - bcy
858

1,220

3,687

1,122

1,596

4,822

Stripping ratio
- t(mined total-mined ore)/t mined ore
6.59

7.04

7.25

6.59

7.04

7.25

Treated - 000
- tonnes
/ - tons
296

316

1,131

326

348

1,247

Yield
- g/t
/ - oz/t
2.25

2.83

2.95

0.066

0.082

0.086

Gold produced
- kg
/ - oz 000
665

893

3,341

21

29

107

Gold sold
- kg
/ - oz 000
673

884

3,299

22

28

106

Price received
- R/kg
/ - $/oz
- sold
94,261

99,173

104,010

355

325

311

Total cash costs
- R/kg
/ - $/oz
- produced
54,197

62,103

58,302

204

202

175

Total production costs
- R/kg
/ - $/oz
- produced
72,761

82,081

73,684

273

269

221

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,221

2,128

1,737

39.27

68.41

55.86

- actual
1,112

1,505

1,495

35.75

48.40

48.07

FINANCIAL RESULTS (MILLION)
Gold income
63

88

343

8

9

33

Cost of sales
50

69

240

6

7

23

Cash operating costs
31

49

170

4

5

16

Other cash costs
5

6

25

1

1

3

Total cash costs
36

55

195

5

6

19

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
37

56

199

5

6

19

Amortisation of mining assets
11

17

47

1

2

5

Inventory change
2

(4)

(6)

-

(1)

(1)

13

19

103

2

2

10

Realised non-hedge derivatives
-

-

-

-

-

-

Operating profit excluding unrealised non-hedge derivatives
13

19

103

2

2

10

Capital expenditure
11

9

37

1

1

3

NORTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
10,839

9,570

43,675

11,947

10,549

48,144

Stripping ratio
- t(mined total-mined ore)/t mined ore
2.37

4.73

2.31

2.37

4.73

2.31

Treated - 000
- tonnes
/ - tons
3,626

3,871

12,373

3,997

4,267

13,639

Gold in ore
- kg
/ - oz 000
3,881

2,264

17,192

125

73

553

Yield
- g/t
/ - oz/t
0.54

0.61

0.57

0.016

0.018

0.016

Gold produced
- kg
/ - oz 000
1,957

2,379

6,998

63

76

225

TOTAL
Yield
- g/t
/ - oz/t
0.54

0.61

0.57

0.016

0.018

0.016

Gold produced
- kg
/ - oz 000
1,957

2,379

6,998

63

76

225

Gold sold
- kg
/ - oz 000
1,957

2,379

6,998

63

76

225

Price received
- R/kg
/ - $/oz
- sold
87,521

102,721

111,779

324

330

335

Total cash costs *
- R/kg
/ - $/oz
- produced
50,739

55,408

62,509

188

178

187

Total production costs
- R/kg
/ - $/oz
- produced
80,711

83,211

103,042

299

264

306

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,150

3,920

2,593

69.13

126.05

83.38

- actual
2,054

2,553

1,856

66.04

82.07

59.68

FINANCIAL RESULTS (MILLION)
Gold income
171

243

770

20

25

74

Cost of sales
158

197

720

19

20

69

Cash operating costs
140

134

617

17

14

59

Other cash costs
6

21

21

1

2

2

Total cash costs
146

155

638

18

16

61

Rehabilitation and other non-cash costs
(10)

(2)

(103)

(1)

-

(10)

Production costs
136

153

535

17

16

51

Amortisation of mining assets
69

68

386

8

7

37

Inventory change
(47)

(24)

(201)

(6)

(3)

(19)

13

46

50

1

5

5

Realised non-hedge derivatives
-

-

11

-

-

1

Operating profit excluding unrealised non-hedge derivatives
13

46

61

1

5

6

Capital expenditure
47

72

706

6

8

66

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
* Total cash cost calculation includes inventory change

NORTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
239

249

938

263

275

1,034

Treated - 000
- tonnes
/ - tons
231

255

932

255

281

1,027

Gold in ore
- kg
/ - oz 000
1,695

2,054

7,942

55

66

255

Yield
- g/t
/ - oz/t
6.89

7.64

7.91

0.201

0.223

0.231

Gold produced
- kg
/ - oz 000
1,593

1,948

7,373

51

63

237

OPEN-PIT OPERATION
Mined
- tonnes
/ - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined total-mined ore)/t mined ore
-

-

-

-

-

-

Treated
- tonnes
/ - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

TOTAL
Yield
- g/t
/ - oz/t
6.89

7.64

7.91

0.201

0.223

0.231

Gold produced
- kg
/ - oz 000
1,593

1,948

7,373

51

63

237

Gold sold
- kg
/ - oz 000
1,592

1,955

7,365

51

63

237

Price received
- R/kg
/ - $/oz
- sold
87,050

101,056

112,248

324

327

334

Total cash costs
- R/kg
/ - $/oz
- produced
72,414

68,463

84,466

270

221

249

Total production costs
- R/kg
/ - $/oz
- produced
99,426

97,500

117,503

370

315

348

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,878

2,235

2,369

60.37

71.85

76.16

- actual
1,810

2,202

2,110

58.19

70.79

67.85

FINANCIAL RESULTS (MILLION)
Gold income
139

197

812

17

20

78

Cost of sales
161

191

857

19

19

82

Cash operating costs
114

130

619

14

14

59

Other cash costs
1

3

3

-

-

-

Total cash costs
115

133

622

14

14

59

Rehabilitation and other non-cash costs
3

4

16

-

-

2

Production costs
118

137

638

14

14

61

Amortisation of mining assets
40

53

228

5

5

22

Inventory change
3

1

(9)

-

-

(1)

(22)

6

(45)

(2)

1

(4)

Realised non-hedge derivatives
-

-

14

(1)

-

1

Operating profit excluding unrealised non-hedge derivatives
(22)

6

(31)

(3)

1

(3)

Capital expenditure
8

19

80

1

2

8

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.

SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
CERRO VANGUARDIA - Attributable 92.50% *
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
3,206

3,124

8,946

3,534

3,443

9,861

Stripping ratio
- t(mined total-mined ore)/t mined ore
16.02

13.65

13.87

16.02

13.65

13.87

Treated - 000
- tonnes
/ - tons
219

209

586

241

230

646

Gold in ore
- kg
/ - oz 000
1,934

2,109

5,757

62

68

185

Yield
- g/t
/ - oz/t
8.56

9.80

9.49

0.250

0.286

0.277

Gold produced
- kg
/ - oz 000
1,873

2,049

5,561

60

66

179

TOTAL
Yield
- g/t
/ - oz/t
8.56

9.80

9.49

0.250

0.286

0.277

Gold produced
- kg
/ - oz 000
1,873

2,049

5,561

60

66

179

Gold sold
- kg
/ - oz 000
1,894

2,044

5,675

61

66

182

Price received
- R/kg
/ - $/oz
- sold
89,513

102,497

106,816

333

336

323

Total cash costs
- R/kg
/ - $/oz
- produced
32,131

33,309

34,384

120

108

104

Total production costs
- R/kg
/ - $/oz
- produced
58,057

61,538

67,362

216

198

203

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,656

2,696

1,984

53.26

86.66

63.80

- actual
1,269

1,753

1,640

40.80

56.35

52.73

FINANCIAL RESULTS (MILLION)
Gold income
178

223

639

21

23

62

Cost of sales
106

128

388

13

13

37

Cash operating costs
47

53

146

5

6

14

Other cash costs
13

15

45

2

1

4

Total cash costs
60

68

191

7

7

18

Rehabilitation and other non-cash costs
1

2

7

-

-

1

Production costs
61

70

198

7

7

19

Amortisation of mining assets
48

56

177

6

6

17

Inventory change
(3)

2

13

-

-

1

72

95

251

8

10

25

Realised non-hedge derivatives
6

4

20

1

1

2

Operating profit excluding unrealised non-hedge derivatives
78

99

271

9

11

27

Capital expenditure
7

3

25

1

-

2

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
* Effective July 2002 (previously 46.25%)

SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
223

215

839

245

237

925

Treated - 000
- tonnes
/ - tons
216

216

838

240

238

925

Gold in ore
- kg
/ - oz 000
1,665

1,638

6,462

54

53

208

Yield
- g/t
/ - oz/t
7.07

7.14

7.12

0.206

0.208

0.208

Gold produced
- kg
/ - oz 000
1,537

1,542

5,975

49

50

192

OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
485

583

1,644

535

643

1,812

Stripping ratio
- t(mined total-mined ore)/t mined ore
16.88

16.50

14.87

16.88

16.50

14.87

Treated - 000
- tonnes
/ - tons
36

42

112

40

47

123

Gold in ore
- kg
/ - oz 000
123

112

406

4

4

13

Yield
- g/t
/ - oz/t
3.10

3.31

3.61

0.090

0.097

0.105

Gold produced
- kg
/ - oz 000
112

140

404

4

4

13

TOTAL
Yield
- g/t
/ - oz/t
6.50

6.51

6.71

0.190

0.190

0.196

Gold produced
- kg
/ - oz 000
1,649

1,681

6,380

53

54

205

Gold sold
- kg
/ - oz 000
1,689

1,660

6,365

54

53

205

Price received
- R/kg
/ - $/oz
- sold
101,409

101,640

112,439

380

328

334

Total cash costs
- R/kg
/ - $/oz
- produced
33,977

36,895

44,273

127

120

131

Total production costs
- R/kg
/ - $/oz
- produced
49,924

54,293

65,056

186

176

193

PRODUCTIVITY
per employee
- g
/ - oz
- target
406

378

368

13.04

12.15

11.85

- actual
413

416

434

13.29

13.36

13.94

FINANCIAL RESULTS (MILLION)
Gold income
157

167

701

19

17

67

Cost of sales
83

92

415

10

9

39

Cash operating costs
54

60

276

7

6

26

Other cash costs
2

2

7

-

-

1

Total cash costs
56

62

283

7

6

27

Rehabilitation and other non-cash costs
1

1

5

-

-

-

Production costs
57

63

288

7

6

27

Amortisation of mining assets
25

29

127

3

3

12

Inventory change
1

-

-

-

-

-

74

75

286

9

8

28

Realised non-hedge derivatives
13

2

14

2

-

1

Operating profit excluding unrealised non-hedge derivatives
87

77

300

11

8

29

Capital expenditure
39

37

173

5

4

17

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.

SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
94

92

369

103

101

407

Treated - 000
- tonnes
/ - tons
93

90

371

103

99

409

Gold in ore
- kg
/ - oz 000
770

727

3,036

25

23

98

Yield
- g/t
/ - oz/t
7.90

7.72

7.84

0.230

0.225

0.229

Gold produced
- kg
/ - oz 000
736

693

2,913

24

22

94

OPEN-PIT OPERATION
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Stripping ratio
- t(mined total-mined ore)/t mined ore
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

TOTAL
Yield
- g/t
/ - oz/t
7.90

7.72

7.84

0.230

0.225

0.229

Gold produced
- kg
/ - oz 000
736

693

2,913

24

22

94

Gold sold
- kg
/ - oz 000
703

729

2,988

23

24

96

Price received
- R/kg
/ - $/oz
- sold
100,981

100,685

112,928

377

326

334

Total cash costs
- R/kg
/ - $/oz
- produced
24,914

28,890

33,967

93

94

100

Total production costs
- R/kg
/ - $/oz
- produced
40,426

47,274

53,584

151

153

158

PRODUCTIVITY
per employee
- g
/ - oz
- target
880

831

879

28.29

26.72

28.25

- actual
947

891

932

30.46

28.64

29.97

FINANCIAL RESULTS (MILLION)
Gold income
66

73

329

8

7

31

Cost of sales
29

34

161

3

3

15

Cash operating costs
18

19

94

2

2

9

Other cash costs
1

1

5

-

-

-

Total cash costs
19

20

99

2

2

9

Rehabilitation and other non-cash costs
-

-

1

-

-

-

Production costs
19

20

100

2

2

9

Amortisation of mining assets
11

13

56

1

1

5

Inventory change
(1)

1

5

-

-

1

37

39

168

5

4

16

Realised non-hedge derivatives
5

-

8

-

-

1

Operating profit excluding unrealised non-hedge derivatives
42

39

176

5

4

17

Capital expenditure
3

4

32

-

-

3

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.

AUSTRALIA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000
- bcm
/ - bcy
3,704

2,265

14,703

4,845

2,963

19,232

Stripping ratio
- t(mined total-mined ore)/t mined ore
10.56

6.52

10.22

10.56

6.52

10.22

Treated - 000
- tonnes
/ - tons
844

866

3,407

930

954

3,756

Yield
- g/t
/ - oz/t
3.52

3.23

3.49

0.103

0.094

0.102

Gold produced
- kg
/ - oz 000
2,968

2,796

11,892

95

90

382

Gold sold
- kg
/ - oz 000
2,785

2,684

11,887

90

86

382

Price received
- R/kg
/ - $/oz
- sold
99,986

102,296

104,062

374

331

310

Total cash costs
- R/kg
/ - $/oz
- produced
52,923

59,660

59,451

198

193

177

Total production costs
- R/kg
/ - $/oz
- produced
68,223

75,322

76,271

255

243

227

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,070

1,890

1,933

98.71

60.78

62.14

- actual
3,185

2,907

3,136

102.40

93.46

100.83

FINANCIAL RESULTS (MILLION)
Gold income
266

307

1,228

32

32

118

Cost of sales
209

238

886

25

25

86

Cash operating costs
151

160

676

18

17

65

Other cash costs
6

7

31

1

1

3

Total cash costs
157

167

707

19

18

68

Rehabilitation and other non-cash costs
2

2

7

-

-

1

Production costs
159

169

714

19

18

69

Amortisation of mining assets
44

42

193

5

4

18

Inventory change
6

27

(21)

1

3

(1)

57

69

342

7

7

32

Realised non-hedge derivative gains (losses)
13

(32)

9

1

(3)

1

Operating profit excluding unrealised non-hedge derivatives
70

37

351

8

4

33

Capital expenditure
25

147

258

3

16

26

AUSTRALIA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2003
2002
2002
2003
2002
2002
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000
- bcm
/ - bcy
832

741

3,024

1,089

970

3,955

Stripping ratio
- t(mined total-mined ore)/t mined ore
9.21

4.51

3.24

9.21

4.51

3.24

Treated - 000
- tonnes
/ - tons
647

676

2,707

713

745

2,984

Yield
- g/t
/ - oz/t
0.91

1.28

1.36

0.027

0.037

0.040

Gold produced
- kg
/ - oz 000
590

863

3,680

19

28

118

Gold sold
- kg
/ - oz 000
605

837

3,666

19

27

118

Price received
- R/kg
/ - $/oz
- sold
99,922

97,632

102,875

372

318

306

Total cash costs
- R/kg
/ - $/oz
- produced
104,091

75,663

75,630

389

244

224

Total production costs
- R/kg
/ - $/oz
- produced
114,398

88,641

92,248

426

286

273

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,130

1,363

1,978

100.64

43.82

63.59

- actual
1,145

1,737

1,928

36.82

55.85

61.98

FINANCIAL RESULTS (MILLION)
Gold income
58

97

378

7

10

36

Cost of sales
66

78

341

8

8

33

Cash operating costs
61

65

279

7

7

27

Other cash costs
-

-

-

-

-

-

Total cash costs
61

65

279

7

7

27

Rehabilitation and other non-cash costs
4

7

24

1

1

3

Production costs
65

72

303

8

8

30

Amortisation of mining assets
2

4

37

-

-

3

Inventory change
(1)

2

1

-

-

-

(8)

19

37

(1)

2

3

Realised non-hedge derivative gains (losses)
2

(16)

(1)

-

(2)

-

Operating profit excluding unrealised non-hedge derivatives
(6)

3

36

(1)

-

3

Capital expenditure
-

-

1

-

-

-

Notes
The results included herein for the quarter ended 31 March 2003, which are unaudited, are prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants.

1. During the quarter, 139,632 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 2,100 ordinary shares were allotted in terms of the Acacia Employee Option Plan.

2.  Orders placed and outstanding on capital contracts as at 31 March 2003 totalled R927m (31 December 2002: R918m), equivalent to $117m (31 December 2002: $107m) at the rate of exchange ruling on that date.

3. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4. During   the   quarter,   AngloGold   made   the    following   announcements:

4.1  On 13 March 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited had signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, to undertake further exploration work covering an area in excess of 17,000 square kilometres in the east Kimberley region of Western Australia. An expenditure of $4.61m (A$7.75m) entitles AngloGold to a 51% return on income.

4.2 On 7 April 2003, the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, gave notice of the termination of agreement, following a release on 27 February 2003, in which AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. for its interest in the Jerritt Canyon Joint Venture. Queenstake failed to meet its obligations under the agreement prior to the scheduled closing on 31 March 2003.

4.3  On 8 April 2003, AngloGold announced that it had reached agreement with Helix Resources Limited, for the sale of its interests in the Gawler Craton and Tarcoola Joint Ventures in South Australia.  Under the terms of the agreement, consideration will comprise a $0.9m (A$1.5m) cash payment, 2.5m fully-paid Helix shares issued at A$0.20 per share, and 2.5m Helix options of A$0.25 per option, exercisable on or before 30 November 2003. The offer is subject to various conditions being met.

5. Dividend: Final dividend No. 93 of 675 South African cents per ordinary share was paid to registered shareholders on 28 February 2003, while a dividend of 27 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 10 March 2003 at a rate of 82.12 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

By order of the board

R P EDEY
R M GODSELL
Chairman
Chief Executive Officer

29 April 2003

AngloGold Fund supports

Ginsberg
Primary School

A school providing exemplary
education in a depressed area of the Eastern Cape
AngloGold's social investment vehicle in South Africa is The AngloGold Fund which makes grants to the value of some R16 million each year. In evaluating the hundreds of proposals that come its way, the Fund looks for community-initiated projects, believing that development works best where people are empowered to work towards their own advancement, and for projects that contribute to the longer-term benefit of the region in which they are situated. Ginsberg Primary School meets these criteria admirably.

An independent school situated in Ginsberg, King William's Town, Ginsberg Primary is a remarkable institution. In the midst of an impoverished community, it is providing superior education and the reputation of the school is such that each year many applicants have to be turned away. The principal, Henry Kachoka, explains the Ginsberg philosophy: "We want our learners to be given a holistic training that attends to their physical, mental and spiritual development and that will enable them to lead useful lives in society."

While pupils are given a sound grounding in their school subjects by a staff of well-qualified and dedicated teachers, they can also sign on for a range of extra- mural activities music, needlework, art, technology and gardening.

What makes the achievements of Ginsberg Primary so noteworthy is that the school embarked on its enrichment  programme under  the most  difficult  of circumstances. For instance, when needlework was introduced in 2000, there were just two sewing machines with teachers having to manage in crowded classrooms. Music was started in 2001 with one violin and one piano in the principal's office.

But all of that has changed for Ginsberg Primary now boasts a new double-storey classroom block, built with a grant of R1.2 million from The AngloGold Fund. The block comprises four regular classrooms and four "special" classrooms a science laboratory, a computer room, a music room and a needlework room, all fully equipped.

Mr Kachoka commented: "The new building is a beacon of hope to those of us involved in teaching here. Our learners are being given the privilege of an education that they wouldn't otherwise get in this part of the world."

And it is not only the pupils of the school who will benefit from the additional facilities. For a modest fee, members of the community will be able to access these in the afternoons when staff members will be on hand to assist.

The township of Ginsberg is the birthplace and final resting place of Black Consciousness leader Steve Biko. It is certain that he would have been proud of the achievements of the principal and staff of Ginsberg Primary, and of the community in which a school of this calibre has flourished.

Administrative
information

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe / Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Global BuyDIRECT
SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold.

For additional information, please visit The
Bank of New York's website at
www.globalbuydirect.com or call
Shareholder Relations Department at
1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British                                                        # American

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7719

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
JSE Share code: ANG
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating intiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:    30 APRIL 2003
By:    /s/ C R BULL
_

Name:  C R Bull
Title:     Company Secretary